FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- June 2003

QUARTERLY RESULTS
JANUARY – JUNE 2003

TABLE OF CONTENTS

TELEFÓNICA GROUP

Market Size

Financial Highlights

Results

Selected Financial Data

ANALYSIS OF RESULTS BY BUSINESS LINE

Fixed Line Business

Telefónica de España Group

Telefónica Latinoamérica Group

Cellular Business

Telefónica’s Cellular Business

Data Business, Solutions, and International Services Business

Telefónica Data Group

Telefónica Soluciones

Telefónica International Wholesale Services

Media and Content Business

Telefónica Contenidos

Corporación Admira Media

Internet Business

Terra-Lycos Group

Directories Business

Telefónica’s Directories Business

Contact Centers Business

Atento Group 51

ADDENDUM

Companies included in each Financial Statement

Key Holdings of the Telefónica Group and its Subsidiaries

Significant Events

Changes to the Perimeter and Accounting Criteria of Consolidation

NOTE:

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

TELEFÓNICA GROUP

MARKET SIZE

Telefónica Group
Market Size

Unaudited figures	(Thousands)
	June		% Chg. 03/02	Weighted (*)		% Chg. 03/02
	2003	2002		2003	2002
Lines in service (1)	43,180.8	43,091.0	0.2	37,444.4	37,254.4	0.5
In Spain	18,850.7	18,771.6	0.4	18,850.7	18,771.6	0.4
In other countries	24,330.1	24,319.4	0.0	18,593.8	18,482.7	0.6
Cellular customer (2)	48,584.3	33,868.8	43.4	28,906.3	24,967.7	15.8
In Spain	18,877.2	17,623.6	7.1	17,450.1	16,337.1	6.8
In other countries	29,707.2	16,245.2	82.9	11,456.2	8,630.6	32.7
Pay TV Services (3)	1,054.1	1,151.0	(8.4)	679.7	724.5	(6.2)
In Spain	709.1	811.0	(12.6)	344.8	394.4	(12.6)
In other countries	345.0	340.1	1.5	334.9	330.1	1.5
Total	92,819.2	78,110.8	18.8	67,030.4	62,946.5	6.5

(*) Weighted by the equity interest of Telefónica in each of the companies.
(1) Lines in service: includes all lines in service for Telefónica de España, Telefónica CTC Chile, Telefónica de Argentina, Telefónica del Perú, Telesp, CanTV, Telefónica Móviles El Salvador, Telefónica Móviles Guatemala and Telefónica Deutschland.
(2) Cellular customers: includes all cellular customers of Telefónica Servicios Móviles España, MediTelecom, Telefónica Móvil Chile, TCP Argentina, Telefónica Móviles Perú, Brasilcel, NewCom Wireless Puerto Rico, Telefónica Móviles Guatemala, Telefónica Móviles El Salvador, Telefónica Móviles México and CanTV Celular.
(3) Pay TV customers: includes all pay TV customers of Vía Digital in Spain and Cable Mágico in Peru.

FINANCIAL HIGHLIGHTS

The most relevant aspects of Telefónica Group results during the first six months of the year are the following:

  Net positive result of 1,425.6 million euros in the first half. In April-June alone, it grew 62.4% more than in January-March, due to the improved evolution of operations and of non-operating items.

  Expansion of the Group’s client base, especially of broadband clients, which reached 1.9 million, as compared with 1.0 million as of June 30th 2002.

  Free cash flow generation (EBITDA-Capex) in the first half of the year amounted to 4,423.1 million euros (+3.8% year-on-year), especially significant being the one generated by the cellular business (1,641.7 million euros, +13.2%).

  Slow-down in the negative impact of exchange rates on revenues and EBITDA, deducting 13.5 percentage points and 13.7 percentage points respectively in June, compared with 17.2 percentage points and 18.4 percentage points in March.

  Good performance in revenues, EBITDA and Operating Profit, with improvements of 5.2%, 10.7% and 22.8%, respectively, without taking into account the effects of exchange rates and changes in the perimeter of consolidation.

  Improvement in the Group’s profitability, with an EBITDA margin of 43.9%, rising by 2.4 percentage points compared with June 2002 and by 0.3 percentage points over the first three months of 2003. In the second quarter, the margin reached 44.2%, 2.2 percentage points higher than the same period last year.

  Acceleration in the rate of growth of the cellular business, at both operating and financial level, with an annual increase in the number of managed clients of 47.0% and in revenues of 2.3% (-6,3% as of March).

  Solid performance of Telefónica Latinoamérica in constant euros, with growths in revenues (+8.0%) and EBITDA (+7.0%) compared with the previous year.

  A decrease in the consolidated net debt in the last twelve months of 5,798.1 million euros, reaching an absolute level of 19,990.6 million euros.

TELEFÓNICA GROUP RESULTS

The results obtained by Telefónica Group and the management report included in this report are based on the actions carried out by the various business units in the Group and which constitute the units over which management of these businesses is conducted. This implies a presentation of results based on the actual management of the various businesses in which Telefónica Group is present, instead of adhering to the legal structure observed by the participating companies.

In this sense, income statements are presented by business, which basically implies that each line of activity participate in the companies that the Group holds in the corresponding business, regardless of whether said holding has already been transferred or not, even though it might be the final intent of Telefónica, S.A. to do so in the future.

It should be emphasized that this presentation by businesses in no case alters the total results obtained by Telefónica Group. These results are incorporated from the date of effective acquisition of the holding.

Moreover, starting in the first quarter of 2003, the results corresponding to the consolidation of the business lines of Data and of Broadband Capacity Management are published in the new line of Data, Solutions, and International Services Business, subdivided into the three following units: Data, Solutions, and TIWS (wholesale international IP traffic and Broadband Capacity Management business, integrating Emergia within its assets).

During the first six months of 2003, Telefónica Group obtained a net income of 1,425.6 million euros, thanks to the positive evolution of the operating and financial results for the half-year, compared with the net loss of 5,574.2 million euros in the same period of the previous year, due mainly to the extraordinary provisions accounted for. In addition, there was a significant improvement in the operating results during the second quarter compared with the previous quarter, which together with the good performance of non-operating items, especially the financial and extraordinary results, have meant that the net income for the second quarter (882.2 million euros) has grown 62.4% compared with the first quarter.

The Group’s fixed, cellular telephony and pay television managed client base as of the end of June rose to 87.7 million clients, 14.8 million more than in June 2002 and 4.4 million more than the previous quarter. This quarterly growth came about basically by incorporating Tele Centro Oeste (TCO). The total number of clients for the Group has risen to 92.8 million (78.1 million in June 2002 and 88.5 in March 2003). ADSL connections totaled 1.9 million clients at the end of June, with a year-on-year increase of 87.9% (1.3 million in Spain), and a net addition in the last twelve months of almost one million accesses.

The improvement in the evolution of the businesses, together with the efficiency in operations and control of Capex have resulted in a cash generation (EBITDA-Capex) of 4,423.1 million euros in the first six months of the year, equivalent to a growth of 3.8% compared with the same period of the previous year. The net debt has in turn dropped from December 2002 by 2,542.5 million euros, totaling 19,990.6 million euros at the close of June. On the other hand, mention should be made of the decrease recorded for the first time since the financial year 2001 of the negative impact of exchange rates both on revenues and on EBITDA.

Thus, the revenues from operations of the first half of 2003 reached 13,563.3 million euros, 7.3% less than recorded in the same period of the previous year, although there has been a slowdown in the fall over the first quarter (-12,9%) because of the reduced effect of the exchange rate (this was 17.2 percentage points in March compared with 13.5 percentage points in June). In this way, revenues for the second quarter in current euros grew compared with the first quarter by 10,0%. It is important to emphasize that, assuming constant exchange rates and perimeter, the revenues underwent an accelerated growth rate compared to March (+5.2% versus +4.9%), due to the higher contributions of the cellular business (+2.8 percentage points versus +1.8 percentage points) and of Telefónica Latinoamérica (+2.4 percentage points versus +2.2 percentage points). Among the main operators, total revenues from operations of Telefónica Móviles España (+7.8%), Telesp (+16.2% in local currency) and Telefónica Data España (+7.8%) have been outstanding thanks to their solid performance.

The evolution of operating costs[1] for the first half of the year reflected the cost efficiency of the Telefónica Group, recording a drop of 10.9% compared with January-June 2002 to 7,969.7 million euros. Like revenues, costs were also affected by exchange rate fluctuations and variations in the perimeter, so that in a homogeneous comparison, they have grown by 1.3% at a year-on-year level due mainly to Telefónica Latinoamérica because of the development of the long-distance business in Brazil. So there has been a slowdown in the growth rate of the costs compared with the previous quarter (+2.3%) and the financial year 2002 (+4.1%).

Bad debt control carried out during the last year in the Group has produced an improvement of 0.7 percentage points of the ratio of provision of bad debts to revenues to 1.7% accumulated as of June. This performance was explained basically by Telefónica Latinoamérica (bad debt over revenues of 3.4%, 0.6 percentage points lower than in June 2002), reflecting the strict policies implemented in Telefónica de Argentina, allowing them to improve the ratio by more than 6 percentage points in this period. Telefónica de España Group (ratio to revenues of 1.1%) and the cellular business (bad debt over revenues of 1.3%) also showed an important year-on-year improvement, of 0.4 percentage points and 0.3 percentage points respectively. Compared to the first quarter of the year, the bad debt over revenues ratio has been kept constant at 1.7%, but just as had been announced, there has been an increase in the provision for bad debts in Telesp of up to 4.0% (+0.2 p.p compared to June 2002 and +0.1 percentage points over March 03) and CTC Chile to 3.6% (+1.4 percentage points compared to June 02 and +0.3 percentage points over March 03).

By geographical areas, Spain continues to increase its contribution both in the revenues and in the Group’s consolidated EBITDA, being respectively 62.4% and 71.2% as of June 2003 compared with 55.2% and 65.2% a year ago. This greater weight was produced to the detriment of Latin America, especially Brazil, because of the strong depreciation of the currencies in a year-on-year comparison. In this way, the Latin American region has reduced its contribution in revenue in a year by 6.2 percentage points to 32,2%. In the EBITDA, the trend is very similar, Latin America representing 29.7% of the total (36.9% a year ago). On the other hand, the devaluation of the peso meant that Argentina’s participation in the total revenues and EBITDA fell strongly in 2002, although in the first half 2003 it remained almost unchanged compared to January-June of the previous financial year (revenues: 4.0% -0.2 percentage points; EBITDA: 4.5% +0.5 percentage points).

With this evolution of revenues and operating costs, the EBITDA of Telefónica Group amounted to 5,956.0 million euros at the end of the first half, falling 2.0% compared to the same period of the previous year, thanks to the year-on-year growth obtained in the second quarter (+3.5%), allowing to change the year-on-year downward trend shown in the last five quarters. Excluding the variations undergone in the exchange rate and perimeter, EBITDA grew 10.7% (with the exchange rate deducting 13.7 percentage points and the changes in consolidation adding 1.1 percentage points). In terms of margin over revenues, the Group consolidated EBITDA reached 43.9% versus 41.5% and 43.6% achieved twelve and three months ago respectively. This annual improvement can be explained by improvement in the different lines of business (Telefónica Group Data +13.7 percentage points, Terra Lycos +12.0 percentage points, directory business +6.4 percentage points, Group Atento +5.4 percentage points and cellular business +4.6 percentage points), with the exception of Telefónica Latinoamérica (-0.8 percentage points) and Grupo Telefónica de España (-0.2 percentage points).

By company and in relative terms, the cellular business continues to be the one that contributes the most growth points to the consolidated growth of the EBITDA (4.3 p.p), for a total of 2,175.0 million euros, 13.7% higher than for the first six months of 2002, driven by Telefónica Móviles España (+13.2%), the incorporation of TCO since May and the closing of operations in Europe.

Telefónica Latinoamérica, also in relative terms, has a 8.5 percentage points negative effect on the growth of the EBITDA for the first six months of the year, reaching a figure of 1,411.6 million euros, which in current euros meant a reduction of 26,8% (vs –35.3% in the first quarter), but in constant euros this translated into an increase of 7.0%, favored by year-on-year growths in local currency of the EBITDA of Telesp (+7.3%) and Telefónica de Argentina (+33.0%). In absolute terms, the EBITDA of the Telefónica de España Group continued to be of greater weight (37.6% of the total) in the consolidated EBITDA, recording a decrease of 1.9% compared with the first half of 2002.

Operating profit for the first six months of the year have totaled 2,818.0 million euros, equivalent to a growth of 12.0% (+4.1% in the first quarter). This performance was explained mainly by the improvement in the evolution of the EBITDA (-2.0% as of June versus –7.4% as of March) and the drop of amortizations (-11.9% as of June versus –15.0% as of March) by the exchange rate effect (+3.7% excluding this effect as of June versus +5.2% as of March), the changes in consolidation and the lower investments made in the Group. It is important to emphasize that in a homogeneous comparison, in constant euros and with no variations in the perimeter, the operating profit grew 22.8% (21.7% as of March).

The results for associated companies for the half-year (-132.5 million euros) reflect an improvement of 47.6% over the first half of last year, explained by the de-consolidation in 2002 of ETI Austria and Azul TV and of Antena 3TV in 2003, smaller losses by IPSE-2000, Medi Telecom, Vía Digital, Terra Lycos Group and the improved results of Pearson.

Total net financial costs reached 296.5 million euros as of June 2003, including a positive impact from the appreciation of the Argentinean peso of 238.4 million euros. Excluding that effect, the financial results rose to 534.9 million euros, which meant a drop compared to the comparable financial results for 2002 (929.5 million euros) of 42.5%. Of that percentage, 28.8 percentage points were due to the positive result of 267.5 million euros coming from the cancellation US dollars denominated debt, which will remain in the accounts for the year 2003 because it has already been made.

Telefónica Group’s net debt, at the end of June 2003, was 19,990.6 million euros, 4,572 million euros of this being in the Latin American companies. The reduction of 2,542.5 million euros with respect to the consolidated debt at the end of the 2002 financial year (22,533.1 million euros) comes from the generation of the Group’s operating cash flow of 3,006.4 million euros, of which 663.1 million euros were devoted to financial investments and 134.2 million euros to dividend payments. Out of the total net debt reduction in the first half, 531.4 million euros were related to the currencies movements effect on the non-euro denominated debt, mainly due to the euro apreciation versus dollar, partially compensated by the increase of debt of 198 million euros due to the variations in consolidation and other factors over financial statements.

The cost of goodwill amortization in the period January-June 2003 dropped by 38.5% compared to the same period in 2002 to 212.2 million euros, significantly improving the amortization expenses of Terra Lycos and Telefónica Data Global following the write-offs carried out last year. The cellular business was the only line of activity that has experienced a growth in its goodwill expense (+9.0% year-on-year) as a result of its investments in Brazil (constitution of Brasilcel in December 2002) and México, reflected with the acquisitions of TCO (May 2003) and Pegaso (September 2002).

The extraordinary results up as of June were 39.8 million euros, compensating the positive results recorded in the second quarter (71.3 million euros) the negative results for the first quarter (-31.5 million euros). The most significant items have been: 1) the net capital gain related to real state disposals by 120.3 million euros and 2) the reversion of the provision for apdating to market prices 101,140,640 own shares - amortized in this quarter and representative of 2% of share capital - and the shares in treasury stock as of 30 June (0.4% of the total share capital), which rose to 152.4 million euros. On the other hand, extraordinary negative results have arisen, especially the costs associated with Telefónica Latinoamérica (47.2 million euros) basically because of fiscal and labor contingencies for the operators and updating provisions for retirements and pre-retirements in Telefónica de España (67.7 million euros).

The provision for tax for the first six months of the year, as shown in the profit and loss account (715.7 million euros), will mean a very reduced cash outflow for the Group due to compensation of negative tax bases occurring in previous years.

The result attributed to minority interest for the first half was negative in 75.3 million euros compared with the positive amount of 172.3 million euros of the same period of 2002, due mainly to: i) the closing of cellular activities in Germany, ii) the change in the criteria for consolidation of Atlanet (consolidated by the equity method since July 2002), iii) the participation of minority interests in the net results of Telefónica de Argentina, which have become positive again and iv) the issue of preferred shares in December of the previous year.

On the other hand and with regard to the Capex of the Telefónica Group, in the first six months of the year these have risen to 1,532.9 million euros, which represented a decrease of 15.6% compared to the same period of the previous year (-10.3% in constant euros). All subsidiaries continued to reduce their level of investment from the previous year, although the rate dimished in comparison to the previous quarter, with the exception of the cellular business, which experienced a year-on-year increase of 15.2%. This variation was explain mainly to the acceleration in the deployment of the GSM network in Mexico. However, it should be noted that there is a strong cyclical component to the investment, so that this performance cannot be extrapolated to the full year.

The average workforce of the Telefónica Group as on 30 June 2003 was 151,930 people, 4.8% lower than a year ago, due basically to the cuts in personnel made by Terra Lycos and Telefónica Latinoamérica.

With regard to the above-mentioned impact of the updating of external debt in the Group´s companies in Argentina, the consolidated accounts showed positive impacts on the consolidated profit and loss account and in the heading “Translation differences in consolidation” in the Shareholder Equity caption of 149.9 million euros and of 346.9 million euros in the first six months of the financial year 2003, respectively, as a result of the appreciation of the Argentinean peso in this period from 1US$ per 3.37 pesos (1 euro per 3.53 pesos) to US$ 1 per 2.80 pesos (1 euro per 3.20 pesos). In the same period of the previous year this impact was negative, at 445.7 million euros in the profit and loss account.

As of June 30th, the exposure of the Telefónica Group in the different Argentinean companies is 1,337.0 million euros, this amount including equity value, goodwill and internal financing attributable to these investments (once incorporated the losses before any fiscal effect).

The matters still not resolved, that could affect to the Group investments in Argentina, include the necessary renegotiation with the Argentine Government of future tariffs due to the effect of the provisions of Law 25.561. Accordingly, although the book value of the fixed assets was maintained on the basis of estimates based on the information currently available, neither the results of the negotiations relating to tariff levels nor, therefore, the future sales revenues and net cash flow can be predicted.

Given that the aforementioned circumstances had not occurred at the date of preparation of these consolidated financial statements and that it is not certain that they will occur, it was not possible to quantify their effect, if any, on the consolidated financial statements as of June 30, 2003.

SELECTED FINANCIAL DATA

Telefónica Group
Selected Financial Data

Unaudited figures	(Euros in millions)
	January - June		% Chg. 03/02
	2003	2002
Operating revenues	13,563.3	14,635.5	(7.3)
EBITDA	5,956.0	6,075.8	(2.0)
Operating profit	2,818.0	2,515.0	12.0
Income before taxes	2,216.6	(5,849.3)	c.s.
Net income	1,425.6	(5,574.2)	c.s.
Net income per share	0.3	(1.1)	c.s.
Avg. Nº of shares, millions (1)	5,013.8	5,057.0	(0.9)

(1) Average number of shares in the period, considering the effect of free capital increases funded by reserves that did not produce any variation of equity structure since January 1 of the first period presented, and the capital reduction by amortization of trasury stock shares from April 11, 2003, when the AGM was held. Including the shares corresponding to the capital increases funded by a charge on freely disposable reserves, recorded with the Mercantile Register on February 18, 2003 and on April 24, 2003, and regarding the capital reduction mentioned, recorded with the Mercantile Register on June 10, 2003. Accordingly, there was an average number of shares outstanding at the end of the period of 5,013,802,534.

Telefónica Group
Results by Companies

Unaudited figures	(Euros in millions)
	REVENUES			EBITDA			OPERATING PROFIT
	January-June			January-June			January-June
	2003	2002	% Chg.	2003	2002	% Chg.	2003	2002	% Chg.
Telefónica de España G.	5,054.9	5,131.2	(1.5)	2,241.8	2,285.5	(1.9)	937.8	932.2	0.6
Cellular Businesses	4,782.8	4,677.1	2.3	2,175.0	1,912.6	13.7	1,410.7	1,202.5	17.3
Telefónica Latinoamérica G.	2,958.7	3,974.1	(25.5)	1,411.6	1,927.1	(26.8)	579.0	760.7	(23.9)
Telefónica Data Global	863.4	923.1	(6.5)	126.7	9.2	n.s	5.5	(150.5)	c.s.
Terra-Lycos G.	252.8	320.5	(21.1)	(36.6)	(84.8)	(56.8)	(74.1)	(161.4)	(54.1)
Directories Business	195.7	196.7	(0.5)	42.8	30.6	40.2	30.0	15.3	95.3
Media and Content Business	781.7	478.7	63.3	127.2	60.7	109.7	95.1	26.6	257.2
Atento G.	241.9	312.0	(22.5)	25.3	16.1	57.8	(2.1)	(27.9)	(92.3)
Others companies	257.1	423.6	(39.3)	(107.0)	(76.7)	39.5	(146.0)	(115.1)	26.9
Eliminations	(1,825.8)	(1,801.5)	1.3	(50.8)	(4.4)	n.s	(17.7)	32.5	c.s.
Group	13,563.3	14,635.5	(7.3)	5,956.0	6,075.8	(2.0)	2,818.0	2,515.0	12.0

Telefónica S.A.
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January-June			April - June
	2003	2002	% Chg.	2003	2002	% Chg.
Operating revenues	13,563.3	14,635.5	(7.3)	7,104.3	7,216.9	(1.6)
Internal expend capitalized in fixed assets (1)	225.9	233.6	(3.3)	123.7	131.2	(5.7)
Operating expenses	(7,700.6)	(8,543.0)	(9.9)	(4,005.1)	(4,198.1)	(4.6)
Supplies	(2,973.7)	(3,480.1)	(14.6)	(1,534.5)	(1,705.3)	(10.0)
Personnel expenses	(2,344.8)	(2,518.5)	(6.9)	(1,178.8)	(1,245.6)	(5.4)
Subcontracts	(2,155.1)	(2,319.1)	(7.1)	(1,169.9)	(1,145.1)	2.2
Taxes	(227.0)	(225.2)	0.8	(122.0)	(102.2)	19.4
Other net operating income (expense)	(132.6)	(250.3)	(47.0)	(86.0)	(118.9)	(27.6)
EBITDA	5,956.0	6,075.8	(2.0)	3,136.9	3,031.1	3.5
Depreciation and amortization	(3,138.0)	(3,560.8)	(11.9)	(1,577.0)	(1,724.1)	(8.5)
Operating profit	2,818.0	2,515.0	12.0	1,559.9	1,306.9	19.4
Profit from associated companies	(132.5)	(252.9)	(47.6)	(81.9)	(126.2)	(35.1)
Financial net income (expense)	(296.5)	(1,609.0)	(81.6)	(50.3)	(752.8)	(93.3)
Amortization of goodwill	(212.2)	(345.1)	(38.5)	(109.3)	(175.1)	(37.6)
Extraordinary net income (expense)	39.8	(6,157.3)	c.s.	71.3	(5,959.1)	c.s.
Income before taxes	2,216.6	(5,849.3)	c.s.	1,389.7	(5,706.2)	c.s.
Income taxes	(715.7)	102.8	c.s.	(452.0)	(76.4)	n.s
Net income before minority interests	1,500.9	(5,746.5)	c.s.	937.7	(5,782.6)	c.s.
Minority interests	(75.3)	172.3	c.s.	(55.5)	87.4	c.s.
Net income	1,425.6	(5,574.2)	c.s.	882.2	(5,695.3)	c.s.
Average shares (millions) (2)	5,013.8	5,057.0	(0.9)	4,973.8	5,057.0	(1.6)
Net income per share	0.3	(1.1)	c.s.	0.2	(1.1)	c.s.

(1) Including work in process.
(2) Average number of shares in the period, considering the effect of free capital increases funded by reserves that did not produce any variation of equity structure since January 1 of the first period presented, and the capital reduction by amortization of trasury stock shares from April 11, 2003, when the AGM was held. Including the shares corresponding to the capital increases funded by a charge on freely disposable reserves, recorded with the Mercantile Register on February 18, 2003 and on April 24, 2003, and regarding the capital reduction mentioned, recorded with the Mercantile Register on June 10, 2003. Accordingly, there was an average number of shares outstanding at the end of the period of 5,013,802,534.

Telefónica S.A.
Consolidated Balance Sheet

Unaudited figures	(Euros in millions)
	June		% Chg. 03/02
	2003	2002
Subscribed shares not paid-in	228.7	335.1	(31.7)
Long-term assets	47,634.7	56,537.4	(15.7)
Start up expenses	597.2	695.9	(14.2)
Intangible net assets	7,516.2	16,938.7	(55.6)
Fixed net assets	26,050.1	29,599.3	(12.0)
Investment	13,471.3	9,303.5	44.8
Goodwill on consolidation	6,345.6	7,708.6	(17.7)
Deferred expenses	615.5	648.8	(5.1)
Current assets	11,656.5	13,561.1	(14.0)
Inventories	422.6	714.2	(40.8)
Accounts receivable	6,167.9	9,223.5	(33.1)
Short-term investments	2,061.3	2,457.2	(16.1)
Cash and banks	2,652.9	616.7	330.2
Others	351.9	549.5	(36.0)
Assets = Liabilities	66,481.0	78,790.9	(15.6)
Shareholder's equity	16,878.9	18,061.6	(6.5)
Minority interests	5,642.7	9,643.0	(41.5)
Badwill on consolidation	10.5	12.6	(16.5)
Deferred income	873.0	1,296.5	(32.7)
Provisions for risks and expenses	6,867.0	10,278.4	(33.2)
Long-term debt	20,382.0	21,537.1	(5.4)
Accrued taxes payable	1,371.9	1,373.3	(0.1)
Short-term debt including current maturities	4,755.9	7,325.6	(35.1)
Interest payable	405.7	453.2	(10.5)
Other creditors	9,293.6	8,809.6	5.5
Financial Data
Consolidated net debt (1)	19,990.6	25,788.8	(22.5)
Consolidated debt ratio (2)	44.7%	45.9%	(1.3) p.p.

(1) Net debt: Long-term debt (excluding debt with minority partners) + Short-term debt including current maturities - Short-term and Long-term investments - Cash and banks.
(2) Debt ratio: Net debt / (Shareholders' equity + Minority interests + Deferred income + Accrued taxes payable + Net debt)

Telefónica S.A.
Exchange Rates Applied

	June
	2003	2002
US Dólar / Euro	1.103	0.897
Argentinean Peso / Euro	3.306	2.423
Chilean Peso / Euro	771.080	617.150
Brasilian Real / Euro	3.549	2.191
Peruvian Sol / Euro	3.829	3.149
Mexican Peso / Euro	11.560	8.969

Note: These exchange rates are used to convert the P&L accounts of the Group foreign subsidiaries from local currency to euros. P&L accounts for subsidiaries that use inflation adjusted accounting criteria (México, Chile, Perú, Colombia and Venezuela), are first converted to US dolars at the closing exchange rate, and then the conversion into euros is made according at the average exchange rate.

Telefónica S.A. Group
Change in Debt

Unaudited figures		(Euros in millions)
		January - June 2003
I	Cash flows from operations	5,753.6
II	Other payment related to operating activities	(443.7)
III	Net interest payment	(759.7)
IV	Payment for income tax	(114.4)
A= I+II+III+IV	Net cash provided by operating activities	4,435.8
B	Net payment for investment in fixed and intangible assets	(1,429.4)
C= A+B	Net free cash flow before dividends	3,006.4
D	Net payment for financial investment	(663.1)
E	Dividends paid	(134.2)
F=C+D+E	Free cash flow after dividends	2,209.1
G	Effects of exchange rate changes on net debt	(531.4)
H	Effects on net debt of changes in consolidation and others	198.0
I	Net debt at beginning of period	22,533.1
J=I-F+G+H	Net debt at end of period	19,990.6

Telefónica S.A. Group
Operating Cash Flow

Unaudited figures	(Euros in millions)
January - June 2003
EBITDA	5,956.0
- CAPEX accrued during the period (EoP exchange rate)	(1,532.9)
- Other payment related to operating activities	(443.7)
- Net interest payment	(759.7)
- Income tax payment	(114.4)
- Investment in working capital	(367.2)
+ Cash received from fixed assets	268.4
- Net payment for financial investment	(663.1)
- Payment of Dividends	(134.2)
= Free Cash Flow after dividends	2,209.1

ANALYSIS OF RESULTS BY BUSINESS LINE

FIXED LINE BUSINESS

TELEFÓNICA DE ESPAÑA GROUP

The first half-year results of the Telefónica de España Group reflect the increase in competitive pressure during the second quarter of 2003, which took place against the background of a shrinking voice market (the estimated total voice market was 4.3% down from the period January-June 2002) and in a highly demanding regulatory environment, and was accompanied by an increase in both commercial efforts and in efficiency measures to compensate for this impact. A moderate increase in commercial expenses is expected during the second half of the year in order to capture new opportunities for growth arising out of new commercial initiatives, and thus lessen the effects of the competition, which will mean that revenues and EBITDA will remain within the range we have forecast.

In this context, at the end of the second quarter Telefónica's competitors had gained an 8.5% share of the direct access market, resulting in a decrease of 199,358 PSTN and ISDN basic access lines in the first half of 2003. During the second quarter 102,390 lines were lost (both PSTN and ISDN basic access lines), once again lower than the quarterly average for 2002. However, preselected lines, which presented a moderate increase in the first quarter, registered strong growth over the last three months and totaled 2,066,356 at the end of June 2003, of which 87.7% (1,811,803) were globally preselected. As a result, the estimated market share of Telefónica de España in voice traffic stood at 79.5%, 1.1 percentage points lower than in the first quarter and 2.5 percentage points lower than at the beginning of the year.

As a result of this variation, the estimated total volume of minutes processed by the Telefónica de España network was 2.6% less than in June 2002 (1.8% less in March), and stood at 71,388 million minutes. Outgoing traffic (voice + Internet) fell by 10.6% (8.0% down in March) and, with a volume of 44,919 million minutes, accounted for 62.9% of total traffic. Outgoing voice traffic amounted to 29,333 million minutes, 8.5% less than in the same period of the previous year. With the exception of fixed-to-mobile and Intelligent Network traffic, which recorded increases of 4.7% and 6.4%, respectively, the remaining types of outgoing voice traffic decreased in comparison with the previous year. Thus, local traffic fell by 13.0%, provincial traffic by 4.8%, DLD traffic by 7.8% and international traffic by 4.1%. The number of outgoing minutes to the Internet amounted to 15,586 million, which represented a year-on-year decrease of 14.2%, reflecting a sharp decline in the second quarter. Finally, incoming traffic rose by 14.7% to 26,469 million minutes.

In the second quarter fourteen new price plans were approved and launched (including the following: Bonos Minuto Compacto 500 plus, Bononet 7-20, Bono Américas 120) which were initially well-received by the market. These new plans had a smoothing effect in the decrease on the number of total plan subscribers. Thus, at the end of the period, subscribers had signed up to a total of 3,945,573 of Telefónica de España's franchised plans, signifying a loss of 72,322 plans in the half year, just 782 under the March 2003 figure.

Value-Added Services continued to register positive progress, reaching the number of active voice mailboxes in the second quarter 11,301,407 (a year-on-year increase of 6.2%); and the number of subscribers to the Caller ID Service had risen to 6,230,085 (up by 51.9% year on year). Noteworthy also was the service allowing text messages to be sent from fixed line telephones, which continued to be well received, with more than 2,395,041 messages sent by the end of June 2003. Including text messages received by fixed line telephones from mobile telephones (3,230,653), the total number of text messages managed during the first half of 2003 reaches 5,625,694.

The Broadband market continued to experience strong growth. By the end of the second quarter the number of ADSL lines stood at 1,293,566, with a net addition in the quarter of 157,448 accesses. The net addition in the second quarter reflected a similar growth rate to that of the first quarter of 2003: it was 18.2% up on the second quarter of 2002, while net addition in the first quarter of 2003 was 17.9% higher than in the first quarter of the previous year. The majority of these lines were achieved as a result of Telefónica de España's success in marketing the retail ADSL service, which with the net addition of 104,438 new accesses in the second quarter totaled 846,611 accesses by June 30, 2003. This sustained growth was supported by the high rate of daily installations and by the success among customers of the self-installation kit (62.3% of total retail additions in the first half year).

The efforts focused on marketing broadband services on top of connectivity continued, with the achievement of 61,015 ADSL Solutions and 28,481 Net Lan (ADSL head-offices and remote accesses) that are fully operational.

Telefónica de España Group operating revenues amounted to 5,054.9 million euros as of June 30, 2003, representing a decrease of 1.5% from those obtained in the same period of 2002.

The operating revenues for the first half year corresponding to the Telefónica de España parent company, which accounted for 96.5% of the Group's total, fell by 1.7% due to the decrease in revenues from Traditional Services (down by 3.4%) and Wholesale Services (down by 6.4%) which were not fully offset by the increase in revenues from Internet and Broadband services (up by 31.8%). The gradual rise in the percentage of total revenues accounted for by recurring fixed revenues (monthly fees plus franchised plans and flat rates) continued, and amounted to 52.4% as of June 30, 2003, an increase of 4.3 percentage points since the beginning of the year.

Registering a year-on-year decrease of 3.4%, revenues from Traditional Services stood at 3,786.6 million euros. This decrease was primarily the result of the drop in effective revenues from voice usage, which were down by 8.7% due to the shrinking market and the loss of market share in direct and indirect access mentioned earlier, and to the impact of the price reductions in 2002 imposed by the Price Cap. Conversely, revenues from client network access and network services increased by 4.0%, due primarily to the increase in the monthly fee for the PSTN lines, which came into effect in January 2003 (+8.0%).

Revenues from Internet and Broadband services amounted to 399.2 million euros, 31.8% higher than for the same period of 2002. This growth was due to the increase in Broadband revenues (249.5 million euros), driven by the good performance of the retail ADSL service and despite the continuing decline in narrowband Internet revenues (down by 23.6% year on year), as a result of the migration of dial-up Internet traffic to ADSL and the increase of traffic during off-peak periods as a result of the Internet flat rates.

In addition, the revenues from Wholesale Services, which amounted to 692.4 million euros, improved their performance during the second quarter as a result of higher growth in incoming traffic (14.7% as of June 30, as compared with 12.1% at the end of the first quarter of 2003), and were 6.4% lower than in the first six months of 2002. The reasons for this year-on-year decrease were, primarily, the implementation of the capacity-based interconnection model at the National Interconnection revenues level, the fall in prices in the International market, and also the reduction in prices in Circuits. With the recent approval of the Reference Interconnection Offer - OIR - for 2003, the prices of time-based interconnection are to be reduced by an average of 7.74%, while prices for capacity-based interconnection will rise by an average of 7.33%. It should be pointed out that during the first six months of 2003, capacity-based interconnection traffic accounted for 56% of total fixed-to-fixed interconnection traffic.

Telefónica de España Group operating expenses amounted to 2,852.1 million euros, 0.9% less than as of June 30, 2002, reflecting both the measures adopted to improve efficiency and the evolution of supplies expenses.

Telefónica de España Group supplies expenses totaled 1,182.0 million euros, 7.9% lower than in June 2002. The variation in these expenses was determined by the decrease in interconnection expenses at Telefónica de España parent company (66.6% of total supplies expenses) amounting to 6.0% as of June 30, as a result of the lower fixed-to-mobile interconnection expenses (due to the reduction in mobile operators' termination prices at the end of 2002), which fully absorbed the increase that took place in fixed-to-fixed interconnection.

Telefónica de España Group expenses for external services & others amounted to 468,8 million euros, an increase of 6.4% on these expenses for the same period of 2002. This increase was mainly due to the intensification of marketing efforts at Telefónica de España parent company with the advertising campaigns made.

Telefónica de España Group personnel expenses amounted to 1,116.2 million euros, representing an increase of 4.5% on the same period of the previous year. Those of the Telefónica de España parent company accounted for 97.9% of the total, and were 4.8% higher, due to the double effect of the allocation of a provision associated with the estimated increase in salaries in 2003, in accordance with the collective agreement for 2003, and the adjustment of the 2002 salary increase to bring pay into line with the real rate of inflation in 2002 (carried out in the first quarter of 2003). The impact of this adjustment on personnel expenses will gradually lessen in subsequent quarters of 2003, as was the case in the first half of the year. Personnel expenses as of March 31, 2003, registered an increase of 6.8%, while as of June 30, 2003, the increase amounted to 4.8%. At the end of the first half of 2003, Telefónica de España had a workforce of 40,595 employees, representing a year-on-year decrease of 0.8%.

With respect to other operating expenses, bad debt provisions at the end of June were significantly lower (down by 29.4%) and represented 1.1% of operating revenues.

Telefónica de España Group EBITDA amounted to 2,241.8 million euros as of June 30, 2003, a decrease of 1.9%. The Group's EBITDA margin stood at 44.3% (0.3 percentage points more than the margin for 2002 as a whole and 0.2 percentage points less than the period January-June 2002). In addition, the parent company's EBITDA margin amounted to 45.8% (0.2 percentage points lower than in the first half of 2002 and 0.1 percentage points higher than in December 2002).

Operating profit amounted to 937.8 million euros, representing a year-on-year increase of 0.6%, assisted by the variation in depreciation and amortization of fixed assets in the quarter, which were 3.6% lower in the first six months of 2003.

Capex by Telefónica de España Group through June 2003 stood at 633.7 million euros, representing a decrease of 15.3% from the same period of the previous year. In this respect it should be noted that, as indicated in March, in the year-on-year comparison the level of the Capex reduction was due to the seasonal nature of the investments and cannot be extrapolated to the year as a whole. As a result, Capex at the operating company aimed to transform the business, primarily in relation to ADSL rollout and the new broadband services, accounted for 51.7% of the total figure, while the remaining 48.3% was allocated to investment in traditional services (PSTN, ISDN, circuits, etc.).

FCF generation at the Telefónica de España Group, defined as EBITDA minus CAPEX, amounted to 1,608.1 million euros, representing an increase of 4.6%.

Telefónica de España
Operating Revenues (Individual)

Unaudited figures	(Euros in millions)
	January - June			April-June
	2003	2002	% Chg.	2003	2002	% Chg.
Traditional Services	3,786.6	3,919.1	(3.4)	1,905.8	1,989.1	(4.2)
Client network access (1)	1,493.5	1,436.6	4.0	753.5	720.4	4.6
Voice usage (Net total) (2)	1,718.2	1,882.4	(8.7)	863.2	948.7	(9.0)
Local	422.4	469.2	(10.0)	207.3	236.2	(12.2)
Provincial	137.7	146.6	(6.1)	67.9	73.9	(8.2)
Domestic long distance	234.9	264.0	(11.0)	116.2	130.9	(11.2)
International long distance	123.0	127.0	(3.1)	64.1	60.0	6.7
Fixed to mobile	621.5	693.1	(10.3)	317.6	358.8	(11.5)
IRIS and others (3)	178.5	182.4	(2.1)	90.2	88.9	1.5
Handsets sales and maintenance	353.8	353.9	(0.0)	178.9	185.0	(3.3)
Leased circuits and TV broadcasting	69.9	72.9	(4.2)	34.1	41.6	(18.0)
Other business lines (4)	151.3	173.3	(12.7)	76.1	93.5	(18.6)
Internet and Broadband Services	399.2	302.8	31.8	208.1	158.9	30.9
Narrowband	149.7	196.0	(23.6)	69.7	101.4	(31.3)
Broadband (retail)	249.5	106.9	133.4	138.4	57.5	140.7
Wholesale Services	692.4	739.5	(6.4)	357.8	370.9	(3.5)
National interconnection	179.4	182.8	(1.9)	93.5	94.8	(1.4)
Wholesale ADSL (Megabase and GigADSL)	75.1	40.0	87.7	39.8	18.0	120.5
International operators services	140.4	162.8	(13.8)	72.7	81.0	(10.2)
Other national operators services (5)	297.5	353.8	(15.9)	151.9	177.1	(14.2)
Total operating revenues	4,878.2	4,961.4	(1.7)	2,471.7	2,518.9	(1.9)

(1) Revenues derived from monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services), public telephone booths and network services.
(2) Voice usage net of discounts, foreign participation (international long distance) and payments to Intelligent Network providers.
(3) Services included: Intelligent Network services, Special Valued Services and others.
(4) Special Projects, Services agency and others.
(5) Services included: Commercial wholesale services (access, carrier and maintenance), wholesale leased circuits, other IP services and ULL.

Telefónica de España Group
Selected Operating Data

Unaudited figures	(Thousands)
	June		% Chg. 03/02
	2003	2002
Lines in service	18,850.7	18,771.6	0.4
PSTN lines	15,230.7	15,805.7	(3.6)
ISDN equivalent basic access	1,792.3	1,708.2	4.9
ISDN equivalent primary access	422.5	483.6	(12.6)
2/6 Accesses for PBX and Ibercom	111.7	113.2	(1.3)
ADSL connections	1,293.6	660.9	95.7
Employees (units)	40,595.0	40,908.0	(0.8)
Traffic (millions of minutes)	71,388.0	73,292.0	(2.6)

Note: PSTN (including Public Use Telephony) (x 1) - ISDN Basic accesss (x 2) - ISDN Primary accesss (x 30) - 2/6 Accesses (x 30) - ADSL Lines (x1).

Telefónica de España Group
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - June			April - June
	2003	2002	% Chg.	2003	2002	% Chg.
Operating revenues	5,054.9	5,131.2	(1.5)	2,568.5	2,612.5	(1.7)
Internal expend capitalized in fixed assets (1)	75.4	82.0	(8.1)	40.0	41.0	(2.4)
Operating expenses	(2,852.1)	(2,877.5)	(0.9)	(1,452.9)	(1,469.2)	(1.1)
Other net operating income (expense)	(36.5)	(50.3)	(27.4)	(23.3)	(25.7)	(9.6)
EBITDA	2,241.8	2,285.5	(1.9)	1,132.3	1,158.6	(2.3)
Depreciation and amortization	(1,304.0)	(1,353.3)	(3.6)	(644.2)	(674.5)	(4.5)
Operating profit	937.8	932.2	0.6	488.1	484.1	0.8
Profit from associated companies	(0.6)	(0.9)	(35.2)	(0.1)	(0.6)	(78.6)
Financial net income (expense)	(228.6)	(201.4)	13.5	(111.7)	(99.7)	12.0
Amortization of goodwill	(0.2)	(6.5)	(97.6)	(0.1)	(5.3)	(98.5)
Extraordinary net income (expense)	21.2	(148.0)	c.s.	21.5	(81.9)	c.s.
Income before taxes	729.7	575.4	26.8	397.7	296.7	34.1
Income taxes	(201.7)	(108.1)	86.6	(108.9)	(61.9)	76.0
Net income before minority interests	528.0	467.3	13.0	288.9	234.8	23.0
Minority interests	(0.1)	(0.1)	13.0	(0.0)	(0.0)	(6.8)
Net income	527.9	467.3	13.0	288.8	234.8	23.0

(1) Including work in process

TELEFÓNICA LATINOAMÉRICA GROUP

In the first half of 2003 the Latin American currencies performed positively against the dollar, with appreciations through June 30 of 23.0% in the Brazilian real, 20.4% in the Argentinean peso, 2.8% in the Chilean peso and 1.2% in the Peruvian nuevo sol.

However, on a year-on-year basis, these currencies continued to show considerable levels of depreciation against the dollar, although they maintain a good trend of recovery (Brazilian real -24.4% average exchange rate as of June compared with -31.8% as of March; Argentinean peso -10.0% average exchange rate as of June compared with -36.1% as of March; Chilean peso -1.6% closing exchange rate in June compared with -10.3% in March; nuevo sol +1.1% closing exchange rate in June compared with -0.9% in March). These improvements were limited by the behavior of the euro, which continued to rise versus the dollar in the second quarter. Thus, the average euro/dollar exchange rate for the first half of 2003 registered year-on-year appreciation of 23.0% with respect to the same period of 2002.

Although it was less pronounced than in the previous quarter, the negative effect of the variation in exchange rates on the accounts of Telefónica Latinoamérica continued to be significant in June. Thus, the Group's revenues of 2,958.7 million euros and EBITDA of 1,411.6 million euros registered year-on-year decreases of 25.5% and 26.8%, respectively, which in constant euros become appreciations of 8.0% and 7.0% (1.0 percentage points and 0.2 percentage points, respectively, more than the growth as of March). The positive evolution showed by revenues in constant euros is a reflection of the growth in local currency achieved by the operators' revenues:

  Telesp, +16.2% (1.9 percentage points higher than as of March) due both to the new long distance services and to the tariff increase in June 2002 and February 2003. It is noteworthy the good performance of total traffic, that grew 6.2% over the same period 2002.

  Telefónica de Argentina, +12.5%, breaking the downward trend prevailing through March (-0.6% in local currency), as a result both of the improvements in plant and traffic and of reaching agreements with operators for mutual invoicing applying CER (inflation indexing of the wholesale offering), which had not been implemented in 2002. Without this effect the year-on-year increase would be 5.5%.

  Telefónica del Perú, +1.4%, as a result of the increase in plant and the growth of broadband, although its growth was partially curbed by the launching of the new tariff plans and the intensification of long distance competition.

  At Telefónica CTC Chile revenue performance (-10.0%) was affected by the change in the consolidation method applied to Sonda from September 2002; without this effect CTC's revenues rose by 1.1% due to the tariff increase.

The total operating expenses of Telefónica Latinoamérica stood at 1,605.2 million euros as of June 30, 2003, 24.1% less than in 2002 in current euros (-26.3% net of interconnection expenses). In constant euros, these expenses rose by 9.6% (+5.1% net of interconnection expenses) as a result of the increase in expenses in local currency at Telesp (+24.0%) and TdP (+6.6%) due to increased activity, offset in part by the falls at TASA (-8.5%) given the strict cost control implemented since the beginning of last year and at CTC (-13.5%) due to the change in the consolidation perimeter (excluding the effect of Sonda, expenses grew by 3.0%, mainly due to the higher provision for bad debts).

The operating profit (579.0 million euros) registered a fall of 23.9%. Without the exchange rate effect, however, there was a year-on-year improvement of 16.2%, 1.0 percentage points more than at March, as a result of the growth of EBITDA in constant euros (up by 7.0%) and the scarce increase in depreciation and amortization (+1.0% at a constant exchange rate, as compared with 1.3% in March).

In the first half Telefónica Latinoamérica recorded negative extraordinary results of 47.2 million euros (of which 38.6 million euros arose in the first quarter) with the most significant items being the costs associated with the workforce restructuring plan at Telesp (14.5 million euros), and provisions for contingencies, mainly of a labor and tax nature, at Telesp, TASA and TdP (for a total of 39.5 million euros), offset in part by the reversal of the provision for the value of the Terra Lycos shares held by CTC (+4.8 million euros).

There was a significant improvement in the financial results, which increased from -1,032.2 million euros in the first half of 2002 to +152.8 million euros in the same period of 2003. This improvement was mainly due to the change in sign of the exchange differences produced by the debt in dollars in Argentina, since the appreciation of the Argentinean peso against the dollar during the first half of 2003 produced a positive result of 195.3 million euros, compared with a negative result of 589.2 million euros recorded in the same period of 2002 due to the depreciation of the peso. Likewise, significant income (248.7 million euros) was obtained from the cancellation of the debt at the holding company denominated in dollars.

Income before taxes stood at 645.1 million euros which after deducting a tax provision of -242.7 million euros and minority interests of -37.7 million euros gives net income of 364.7 million euros, compared with a loss of 223.6 million euros in the first half of 2002.

The operators' aggregate Capex amounted to 247.2 million euros, a decrease of 30.5% in constant euros (down by 39.1% in current euros). The operators' aggregate Free Cash-Flow (EBITDA – Capex) amounted to 1,164.4 million euros, a figure which although down by 23.5% in current euros, shows an upward trend in constant euros, with a year-on-year improvement of 17.0% (15.9% as of March 31, 2003), reflecting both the improvement in EBITDA and the policy of rationalization and control of CAPEX implemented by the operators.

There were 21,017,153 lines in service as of June, down year-on-year by 1.1%. The net gain in the first half was negative, with TdP being the only operator contributing growth (+56,327 lines). Telesp had net loss of 103,529 lines in the first half; TASA's plant remained virtually unchanged from December 2002; at CTC the number of lines in service fell once more during the quarter due to problems with bad debts, and this explains the net negative gain of -136,409 in the first six months of 2003.

The broadband business, with 567,398 ADSL and Cable Modem users, accounted for 2.6% of the equivalent lines as of June (0.5 percentage points more than in December 2002). There was a sharp increase in the number of accesses during the first half with the addition of 111,155 new customers (70,154 in the second quarter), driven by the commercial efforts made by all the operators.

The headcount at the Latin American operators amounted to 22,973 employees (24,460 including the subsidiaries consolidated in TdP), which was 10.9% less than in 2002, following the latest plans for layoffs (CTC in October 2002 and Telesp in March 2003).

Brazil

Telesp's long distance business from São Paulo continued to make positive progress, registering an estimated market share at the end of June above 86% in intra-state long distance, around 45% in inter-state long distance and around 40% in international long distance. In addition, Telesp began to provide long distance services outside São Paulo on March 7, 2003, focusing mainly on the corporate segment, thereby consolidating its presence nationwide.

On June 26, Anatel approved the tariff adjustment of 28.75% on average, according to the criteria established in the local and long distance concession contracts, to be effective on June 30. Nevertheless, as a result of a legal decision, the readjustments are temporarily limited to the percentage of the Consumer Price Index (CPI). Thus the average increase for the local basket is 16.42% and 14.28% for long distance. This decision is still pending of appeal and definitive judgement, when the index to be applied to the readjustment will be established.

The number of lines in service remained virtually unchanged with respect to March, with a year-on-year decrease of 0.9%. Mention should be made that the negative net gain in this quarter was lower than that of the previous quarter (-11,000 lines, compared with -92,000 in the first quarter).

The broadband business continued to experience significant growth, with a total of 383,167 ADSL accesses at the end of June, thereby doubling the net gain obtained in the first quarter (33,861 new users in the second quarter compared with 16,025 in the first quarter).

The operating revenues showed year-on-year growth of 16.2% in local currency in the first half, driven by both the increase in long distance revenues (+68.9% in local currency) and the higher revenues obtained in local telephony (+10.2%) as a result of the increases in monthly fees and traffic tariffs from June 2002, as well as by the greater fixed to mobile tariff applied since February 2003, which made it possible to offset the 2.0% reduction in billable plant (that did not prevent to reach a year-over-year growth of 6.2% in total traffic). Moreover, this growth in revenues was strengthened by the expansion of broadband services following the 54.6% increase in average ADSL plant. Aggregate expenses through June rose by 24.0% (+17.1% excluding interconnection expenses), basically as a result of (i) the higher level of activity due to the incorporation of the long distance business and the broadband expansion, (ii) the price increases affecting external services and others connected with the higher inflation rate, (iii) the increase in the provision for bad debts (4.0% as of June 30) due to the application of stricter provisioning policies.

With this evolution in operating revenues and expenses, in the first half of 2003 Telesp had an EBITDA of 740.1 million euros with year-on-year growth of 7.3% in local currency. EBITDA margin dropped 3.9 percentage points to 47.2% due to the higher weighting of long distance services, with lower margins.

Extraordinary results totaled -22.2 million euros coming mainly from the cost associated with the workforce restructuring program, which affected 1,520 employees in the semester (including 1,350 in the first quarter of 2003).

The year-on-year decline in Capex (-34.3% in local currency) has continued as of June, partially due to the delay in the tender of some contracts and to the rescheduling of some projects for the second half of the year. As a result of the fall in investment and the rise in EBITDA, free cash flow (EBITDA – Capex) amounted to 558.4 million euros, a year-on-year increase of 31.9% in local currency.

At the end of June, Telesp had 8,281 employees, with a ratio of 1,544 lines per employee, 21.5% higher than in June 2002.

Argentina

The Argentinean economy continued to be relatively stable, with a controlled inflation rate (totaling 2.1% as of June) and a currency that had actually appreciated against the dollar by 20.4% in the half year. The improved economic environment, combined with management adapted to the situation, led to the recovery of operating indicators that had experienced a severe decline throughout 2002. In this context, the number of PSTN lines remained virtually unchanged with respect to June 2002 (-0.7%). Local traffic per line and day registered a year-on-year increase of 8.6%, driven by fixed-to-fixed traffic, primarily prepaid traffic (+20.9% in relation to the same period of 2002). It is also important to note the good performance of the Long Distance business, with a 33.1% increase in revenues compared to June 2002, due to the elimination of discounts.

As a result of the good performance of the operating variables of plant, traffic and long distance prices, TASA's operating revenues rose by 12.5% year-on-year in local currency, favoured by the impact of establishing agreements with operators for mutual invoicing applying CER (inflation indexing of wholesale offerings) retroactive to 2002. Without this effect, there would have been a year-on-year increase in revenues of 5.5%, driven by the good performance of the operating parameters and despite the freezing of tariffs since January 2002. In addition, the determining factor of TASA operating profit was the aggressive cost reduction and control policy implemented, enabling the reduction of operating expenses by 8.5% in relation to 2002, despite the depreciation of the peso against the dollar. Of particular note was the effective management of bad debts with the launch of specific products into the market aimed at maximizing debt recovery and ensuring that profitable customers are maintained. Thus, bad debt provision as a percentage of revenues stood below 3% at the end of the first half of 2003, in comparison with 9.0% at the end of June 2002.

The positive progress in operating variables, combined with the ongoing policy of cost containment, enabled TASA to achieve EBITDA of 238.2 million euros in the first half of the year, an increase in local currency of 33.0% on that of the same period in 2002. The EBITDA margin reached 60.0%, 9.3 percentage points higher than in June 2002. In addition, TASA continued to implement a restrictive policy of investment, which together with the improvement in EBITDA enabled the company to achieve a free cash flow (EBITDA – Capex) of 227.1 million euros, 31.9% more in local currency than that obtained during the same period in 2002.

At the end of June, TASA had 8,050 employees, 6.7% less than in the same period of 2002, with a ratio of 524 lines per employee (a year-on-year increase of 6.8%).

Chile

As of June 30, CTC Chile had a plant in service of 2.6 million lines, which was 7.6% less than in June 2002 due to the disconnection of lines with bad debt problems. Apart from that, of particular note was the growth recorded in the number of ADSL lines versus last year: these amounted to 84,202 at the end of June, with a net gain in the second quarter of 18,142 accesses, 52.5% higher than the gain recorded in the first quarter. As a result of the positive progress in ADSL lines the company's estimated access market share rose by 2 percentage points from March, to 32% at the end of June.

The long distance market continued to fall, primarily as a result of fixed to mobile substitution. However, CTC Chile maintained its position as leader with a market share of 38.4% in DLD and 31.7% in ILD at the end of June.

Operating revenues for the first half of the year amounted to 450.2 million euros, 10.0% lower in local currency than for the same period of 2002, due to the sale of a 25% stake in Sonda in September 2002. Excluding this effect, revenues would have risen by 1.1% due to the increase in local telephony revenues resulting from the higher tariffs and above all due to the increase in broadband revenues resulting from the higher number of users, which compensated for the decrease in long distance business revenues.

Operating expenses increased by 3.0% in local currency, excluding the Sonda effect, influenced by the behavior of bad debts which at the end of June gave a ratio of bad debt provision to revenues of 3.6%. Mention should be made that although bad debt provision was higher than in the first quarter, it had stabilized in May and June as a result of the management measures adopted by the company (including a Low Call Volume Plan, stricter entry control, etc.). Personnel expenses were 16.4% lower in local currency as a result of the staff reduction program implemented in October 2002.

The EBITDA recorded as of June 30 stood at 195.5 million euros, 5.6% less than for the same period of the previous year in local currency due to the effect of the Sonda sale. Net of this effect the fall would have been only 2.1% in local currency.

The Free Cash Flow (EBITDA – Capex) generated by CTC Chile, excluding the effect of Sonda, in the first half amounted to 165.9 million euros, 1.5% lower than the figure for June 2002 in local currency. This variation was the result of the 2.1% decrease recorded in EBITDA in local currency and the 12.9% increase in CAPEX in local currency (excluding the Sonda effect) based on higher investment in ADSL since traditional investment was down by 5.3%.

Following the last workforce restructuring program in October 2002 and the sale of 25% of Sonda, there has been a substantial reduction (-48.2% year-on-year) in the number of CTC employees to 3,243, with a line/employee ratio of 817 (15.4% more than in June 2002).

Peru

In the first half of 2003 Telefónica del Perú considerably extended its range of rate plans as a complement to the current price-cap tariff system, which has meant a large increase in the offer of products and services for users in line with their levels of usage, while at the same time maintaining a notable growth rate in the company's plant in service (+5.7% year-on-year).

Operating revenues amounted to 549.9 million euros, 1.4% higher in local currency than the figure for the same period of 2002. The main reason for this increase was the higher volume of plant and the growth of Broadband (with a sharp rise in plant from 15,718 ADSL and Cable Modem accesses in June 2002 to the current figure of 54,435), which compensated for the effect of the launching of new tariff plans and the increased competition in Long Distance (due largely to the start of operations in April 2002 of the multicarrier dialing system).

Operating expenses increased overall by 6.6% in local currency (down to just 4.2% in the second quarter) compared with 10.3% in the first quarter. This lower increase was due primarily to the reduction in personnel expenses (down by 7.3% in local currency in the first half due to the lower average workforce). Bad debt provision over revenues stood at 3.0%. This meant that the company's EBITDA fell by 4.8% in local currency to 241.2 million euros.

TdP investments rose 6.0% year-on-year in local currency to 24.0 million euros in the first half, reflecting the increase in broadband investment. Thus, the free cash flow (EBITDA – capex) generated by the company during the first half amounted to 217.2 million euros, with a fall of 5.9% in local currency.

TdP had 4,886 employees at the end of June. There was an 8.4% increase in the workforce of the fixed telephony operator in relation to the first half of 2002 (due to the reinstatement, up to June, of 372 employees as a result of the judgment handed down by the Constitutional Court), bringing the total to 3,292 employees with a productivity ratio of 585 lines per employee (-0.5% year-on-year).

Telefónica Latinoamérica Group
Selected Operating Data

Unaudited figures	(Thousands)
	June		% Chg. 03/02
	2003	2002
Telesp
Lines in Service (1)	12,785.5	12,793.8	(0.1)
PSTN Lines	11,212.0	11,173.7	0.3
ISDN equivalent accesses	33.1	43.3	(23.6)
2/6 Accesses for PBX and Ibercom	1,157.3	1,294.5	(10.6)
ADSL connections	383.2	282.3	35.7
Employees (units) (3)	8,281.0	10,065.0	(17.7)
Traffic (millions of minutes) (2)	41,509.2	39,074.4	6.2
Telefonica de Argentina
Lines in Service (1)	4,222.1	4,234.8	(0.3)
PSTN Lines	4,095.8	4,121.9	(0.6)
ISDN equivalent accesses	6.5	4.7	38.4
2/6 Accesses for PBX and Ibercom	74.2	79.5	(6.7)
ADSL connections	45.6	28.7	58.9
Employees (units) (3)	8,050.0	8,627.0	(6.7)
Traffic (millions of minutes) (2)	16,877.9	16,093.1	4.9
Telefonica CTC Chile
Lines in Service (1)	2,650.6	2,806.2	(5.5)
PSTN Lines	2,417.7	2,621.8	(7.8)
ISDN equivalent accesses	91.3	90.8	0.6
2/6 Accesses for PBX and Ibercom	57.4	63.4	(9.5)
ADSL connections	84.2	30.3	178.2
Employees (units) (3) *	3,243.0	6,265.0	(48.2)
Traffic (millions of minutes) (2)	11,965.6	12,833.9	(6.8)
Telefonica del Perú
Lines in Service (1)	1,926.4	1,786.1	7.9
PSTN Lines	1,837.7	1,736.1	5.9
ISDN equivalent accesses	34.3	34.2	0.3
2/6 Accesses for PBX and Ibercom	-	-	n.d.
ADSL connections (3)	54.4	15.8	244.0
Employees (units) (1)	4,886.0	4,402.0	11.0
Traffic (millions of minutes) (2)	6,085.6	6,049.8	0.6

Telefónica Latinoamérica Group
Lines in Service (1)	21,584.6	21,620.9	(0.2)
PSTN Lines	19,563.1	19,653.5	(0.5)
ISDN equivalent accesses	165.1	172.9	(4.5)
2/6 Accesses for PBX and Ibercom	1,288.9	1,437.4	(10.3)
ADSL connections	567.4	357.1	58.9
Employees (units) (3)	24,460.0	29,359.0	(16.7)
Traffic (millions of minutes) (2)	76,438.3	74,051.2	3.2

(1) PSTN (including Public Use Telephony) (x 1) - ISDN Basic accesss (x 2) - ISDN Primary accesss (x 30) - 2/6 Accesses (x 30) - ADSL Lines (x1) and Cablemoden (in Perú).
(2) Including total invoiced incoming and outgoing traffic: Local, PUTs (except at Telesp), DLD and ILD.
(3) Calculated with the wireline company staff of the fixed telephone operator (OTF) and the subsidiaries that are consolidated by the full integration method.
(*) Including 2.325 employees from Sonda in 2002, that in 2003 are consolidated by the equity method.

Telefónica Latinoamérica Group
Companies Financial Data

Unaudited figures	(Euros in millions)
	January-June
	2003	2002	% Chg
Telesp
Operating revenues	1,568.3	2,186.1	(28.3)
EBITDA	740.1	1,116.7	(33.7)
EBITDA margin	47.2%	51.1%	(3.9) p.p.
Telefónica de Argentina
Operating revenues	397.4	481.9	(17.6)
EBITDA	238.2	244.4	(2.5)
EBITDA margin (1)	60.0%	50.7%	9.3 p.p.
Telefónica CTC Chile
Operating revenues	450.2	623.6	(27.8)
EBITDA	195.5	258.1	(24.2)
EBITDA margin	43.4%	41.4%	2.0 p.p.
Telefónica del Perú
Operating revenues	549.9	659.1	(16.6)
EBITDA	241.2	308.0	(21.7)
EBITDA margin	43.9%	46.7%	(2.9) p.p.

Note: EBITDA before management fees. Data for Telefónica de Argentina include the ISP business of Advance, while those of Telefónica CTC Chile (January-June 2002) and Telefónica del Perú include Sonda and CableMágico, respectively.
(1) Net of fixed to mobile interconnection.

Telefónica Latinoamérica Group
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - June			April - June
	2003	2002	% Chg.	2003	2002	% Chg.
Operating revenues	2,958.7	3,974.1	(25.5)	1,536.9	1,818.9	(15.5)
Internal expend capitalized in fixed assets (1)	22.0	42.8	(48.5)	11.7	16.4	(28.3)
Operating expenses	(1,489.3)	(1,914.9)	(22.2)	(779.5)	(872.4)	(10.6)
Other net operating income (expense)	(79.9)	(174.9)	(54.3)	(36.4)	(85.8)	(57.6)
EBITDA	1,411.6	1,927.1	(26.8)	732.7	877.1	(16.5)
Depreciation and amortization	(832.5)	(1,166.4)	(28.6)	(426.0)	(535.4)	(20.4)
Operating profit	579.0	760.7	(23.9)	306.7	341.7	(10.2)
Profit from associated companies	3.1	4.4	(30.8)	(3.7)	3.5	c.s.
Financial net income (expense)	152.8	(1,032.2)	c.s.	153.9	(457.4)	c.s.
Amortization of goodwill	(42.5)	(45.2)	(5.9)	(21.3)	(23.1)	(7.7)
Extraordinary net income (expense)	(47.2)	(48.4)	(2.5)	(8.6)	(35.7)	(75.9)
Income before taxes	645.1	(360.7)	c.s.	427.0	(170.9)	c.s.
Income taxes	(242.7)	154.3	c.s.	(152.4)	21.7	c.s.
Net income before minority interests	402.4	(206.5)	c.s.	274.6	(149.2)	c.s.
Minority interests	(37.7)	(17.1)	120.2	(17.2)	(1.7)	n.s.
Net income	364.7	(223.6)	c.s.	257.4	(151.0)	c.s.

(1) Including work in process

CELLULAR BUSINESS

TELEFÓNICA’S CELLULAR BUSINESS

Telefónica Móviles reported solid results in the first half 2003, both at the operating and financial level, recording net income of 778.9 million euros, vs. the losses of 4.333.3 million euros registered in the first half 2002. Excluding the impact of the net extraordinary provisions booked in the first half 2002, the Group would have reported a year-over-year net income increase of 36.8% vs. the same period 2002 (778.9 million euros vs. 569 in the first half 2002), which shows that growth is mainly driven by the positive performance of operating results. We would highlight the quality of these earnings, as growth was achieved despite the negative impact of exchange rates on the contribution from the company’s Latin American operators.

Key aspects of these results are listed below:

  Year-over-year growth in operating revenues of 2.6% in the first half 2003 and 11.1% on a quarterly basis. Assuming constant exchange rates, and excluding the impact of TCO’s acquisition, consolidated revenues grew 12.5% year-over-year.

Also of note is the good performance of revenues at Telefónica Móviles España (TME), with year-over-year growth of 7.8%, due mainly to the rise in service revenues, resulting from ARPU growth – which showed a year-over-year increase in cumulative terms for the first time– and the increase in handset sales in the second quarter 2003. TME contributes 74.8% of consolidated Group revenues.
Fully-consolidated Latin American operators accounted for 25.0% of Group revenues in the first half 2003. The performance of Latin American revenues, which reflects the consolidation by the full integration method of Tele Centro Oeste (TCO) from May 2003, was largely determined by exchange rates. In this sense, revenues reported by these operators in euros have declined 6.8% vs. the same period in 2002. Excluding this impact, as well as TCO’s incorporation to the Group’s consolidation perimeter, revenues would have shown a 29.1% growth.
At the end of June 2003, Telefónica Móviles active managed customer base in all areas of operation stood at 46.1 million (vs. 31.4 million at June 2002).
  Strict cost control policies. The Group reported a cut of 6.7% year-over-year in consolidated operating costs, reducing the weighting of these over operating revenues by 5.4 percentage points to 54%.

  Group EBITDA stood at 2,127.0 million euros in the first half 2003, 14,1% higher than in June 2002, reflecting the advances in operating profitability. Excluding the negative impact of exchange rate fluctuations, as well as TCO’s incorporation to the Group’s consolidation perimeter, EBITDA would have shown a 20.8% growth.

By geographical areas, Telefónica Móviles España´s EBITDA showed a year-over-year increase of 13.2%. EBITDA for the Group’s fully-consolidated Latin America subsidiaries rose 6.3% vs the same period in 2002, assuming constant exchange rates, and excluding TCO’s incorporation to the Group’s consolidation perimeter. However due to the exchange rate impact, in euros they show a 25.5% decline (-37.9% in first quarter 2003 vs. in first quarter 2002).
The Group reported a consolidated EBITDA margin of 45.9% in the first half 2003, vs. 41.3% 12 months ago. This increase was largely due to the good performance of Telefónica Móviles España (+2.6 p.p. vs. Jan-Jun 02), the integration of TCO to the consolidation perimeter, and the closing of operations elsewhere in Europe in July 2002.

  During the first half of the year, capex[2] rose to 466.2 million euros, +4.8% year-over-year, boosted by the roll out of the Group’s GSM network in Mexico. It should be pointed out that capex evolution is not uniform throughout the year, so this performance cannot be extrapolated to the full year 2003.

  Regarding the evolution of the Cellular Business (Telefónica Móviles Group and Telefónica Móvil Chile), the revenues totalled 4,782.8 million euros during the first half of the year, increased 2.3% compared to the same period in 2002. On the other hand, EBITDA reached 2,175.0 million euros, a 13.7% year over year. Both figures are very positively afected by the inclusion of TCO from May 2003.

ESPAÑA

First half 2003 results reflect the consolidation of Telefónica Móviles España’s (TME) value creation commercial strategy, these programs have three main pillars: customer loyalty, selective customer acquisition and usage incentivation.

At June 2003, TME had an active customer base of almost 18.9 million, a year-over-year increase of over 7% and in line with the Group’s target of selective customer acquisition.

Customer loyalty initiatives account for an increasing weight from the commercial activities point of view. The following developments should be highlighted:

  More than 1.8 million handset upgrades in the first half 2003, +160% vs. the same period in 2002. This figure already accounts for 10% of the company’s customer base.

  In the first half 2003 there were over 500,000 prepaid to contract migrations, +53% year over year. This reflects the consolidation of the strategy aimed at increasing customer value, with contract customers accounting for 37.7% of the subscriber mix at June 2003, almost 5 p.p. more than in the first half 2002.Also of note is the importance of migrations as a driver for increasing usage, and results can be seen in the positive evolution of MOU and ARPU.

  The company reported a monthly churn rate of 0.8% in the second quarter 2003, slightly lower than the figure recorded in the first quarter, and still one of the lowest rates among the largest European operators. Once again, we would highlight the fact that the economic churn rate is much lower than the commercial churn rate.

The loyalty strategy and the impact of migrations has also enhanced the increased usage of voice and data services. In this sense, TME’s MOU in the first half 2003 stood at 111 minutes –a year-over-year increase of 9.6%–, and close to 116 minutes in the second quarter 2003, marking the consolidation of the upward trend for this ratio, boosted by the positive evolution of outgoing MOU (+12.2% year over year). In terms of traffic carried on the operator’s networks, TME reported a year-over-year increase of 19% (18% in the first quarter 2003 vs. the same period 2002), with nearly 18 million minutes of traffic.

In the first half of this year, TME’s ARPU stood at 28.6 euros, +1.4% year over year, despite the replacement of monthly fees by a minimum usage commitment in March 2002, recording cumulative ARPU growth for the first time in the company’s history. The comparison of the second quarter 2003 with the second quarter 2002 is more representative as it is not affected by this elimination of monthly fees: TME obtained year-over-year ARPU growth of circa 2.2%, which is even more striking when we consider that call termination rates fell by nearly 17% in the second half 2002 .

Thus, it must be highlighted that this positive trend is already reflected in the performance of TME’s ARPU for outgoing calls, which directly reflects the success of the Company’s usage incentive policies.

The increase in ARPU was underpinned by consolidated growth in data services. TME’s data ARPU rose to over 3.5 euros in the first half 2003. Regarding this, we would highlight the following points:

  In the first half 2003, 4,412 million short messages (SMS) were carried, 13% more than in the same period last year.

Regarding multimedia content, 400,000 multimedia handsets have been already sold. We would highlight the launch of the Group’s own branded TSM 100 and TSM 400 handsets. TME offers its customers a wide range of handsets bearing its own TSM brand name at very competitive prices. In this way TME intends to reinforce customer’s identification with the MoviStar brand name and eliminate price barriers in the rollout of new data services.

  TME has also launched i-mode services, as part of its MoviStar e-moción concept, available to both prepaid and contract customers.

The good results of TME’s commercial strategy have been accompanied by a steady improvement in the efficient use of resources. In this respect, resources assigned to customer acquisition and retention amounted to 6.9% of total revenues in the first half 2003 (0.4 percentage points lower than in the same period 2002).

In view of all of the above, TME remains a benchmark operator in the European mobile telephony market in terms of profitability and stability:

  In the second quarter 2003, operating revenues showed year-over-year growth of 13.5%, with first half 2003 revenues standing at 3,469.9 million euros, nearly 8% higher than in first half 2002, boosted by the increase in service revenues (+8%) and growing handset sales (+9%). Therefore TME´s operating revenues´growth is aligned with the growth target for year 2003.

We would highlight the positive performance of service revenues (operating revenues ex-handset sales), which grew at a strong rate compared to the same period last year (9% on a quarterly basis for the second quarter vs. 6% for the first quarter).

  EBITDA in the first half 2003, stood at 1,875.9 million euros, more than 13.2% higher than in the first half 2002. This yields an EBITDA margin of 54.1%. The decline in the margin obtained this quarter vs. the first quarter 2003 is due to the increase in handset sales, which do not generate significant margins.

  In the first half 2003, EBITDA per customer and month was 16.7 euros one of the highest rates in the European sector, and consolidating a clear upward trend (+5% growth year over year).

MARRUECOS

At the end of June 2003 Médi Telecom had 1.8 million active customers, 33.4% more than a year earlier, mantaining its estimated market share at over 41%.

Revenue and EBITDA again performed well in the second quarter 2003. In the first half 2003, EBITDA was 36.5 million euros, exceeding the total EBITDA figure for the whole of 2002. EBITDA margin was 29.0% vs 7.3% in the first half 2002.

LATINOAMÉRICA

Brasil

At the end of April 2003, the acquisition of the controlling stake in Tele Centro Oeste Participaçoes (TCO), by Brasilcel through Telesp Celular Participaçoes, took place. As a result of this acquisition, Brasilcel consolidated its leadership in the Brazilian market, ending June 2003 with 17.5 million active customers and an average market share of close to 60% in the regions where Brasilcel is present, despite competitors’ increased commercial aggressiveness.

Growth in the customer base from the first quarter 2003 (+27.2%; +3% excluding TCO) reflects the significant progress of commercial activity in the second quarter, boosted by the launch of the VIVO brand in April and the Mother’s Day and Valentine’s Day campaigns.

Despite the increase in competition, especially in the Río de Janeiro area, the company has maintained its position in all regions where it operates, with an estimated market share of gross adds in the markets where it is present of over 50% in the second quarter 2003. Specifically, in two of its main markets, Río de Janeiro and Sao Paulo, gross adds increased by 20% in the second quarter 2003vs the previous quarter.

Total MOU in the second quarter 2003 was 97 minutes, while total ARPU was 41 reais. Comparison with first quarter 2003 and the fiscal year 2002 is distorted by the change in prepaid revenues accounting methodology and the incorporation of TCO to the consolidation perimeter.

As regards the Brazilian companies’ contribution to the Telefónica Móviles Group’s consolidated results, it should be considered that 2003 results include Brasilcel under proportional consolidation, while in 2002 the consolidated results included those of the three companies controlled by Telefónica Móviles in Brazil at that time. Accordingly, a year-on-year comparison of first half results is not meaningful.

As for the comparison between second and first quarter 2003 results, it is impacted by the global consolidation in Brasilcel, and subsequent proportional consolidation in Telefónica Móviles, of TCO’s results from May 1 2003. Operating revenue shows growth of 30.9% in local currency vs first quarter 2003 (+12.4% excluding TCO). EBITDA increased by 15.5% in local currency (-3.0% excluding TCO).

The higher growth in operating costs than in revenues, which had already been anticipated, was mainly due to higher commercial costs from increased commercial activity during the April and May campaigns, the impact of advertising costs associated with the launch of the brand as well as competitors’ pressure, giving rise to a 4.5p.p. reduction in the margin vs. first quarter 2003. As a result, the cumulative EBITDA margin was 37.1.

México

In May, Telefónica Móviles México (TMM) began commercialising its GSM services, both for contract and prepaid customers, in 5 of the country’s largest cities: Mexico City, Guadalajara, Monterrey, Tijuana and Ciudad Juárez. Recently, in July, Telefónica Móviles México announced the deployment of its GSM service in 10 new cities. As a result, TMM’s GSM service is now available in 15 cities, ahead of the original schedule for the roll-out of the network.

The launch of the new services in the second quarter 2003, together with the Mother’s Day sales campaign in May, has been reflected in an increase in commercial activity in the quarter, boosted by the launch of Telefónica Movistar as a single, nationwide brand. Thanks to that, net adds in the second quarter 2003 have been slightly below 110,000 customers, with over 42,000 GSM customers acquired in little over a month of operations. At the end of June, TMM had 2.5 million customers.

Obviously, taking into account that market dynamics lead to commercial activity being concentrated in the latter months of the year, larger volumes of net additions will not be seen until then.

MOU in the second quarter 2003 stood at 80 minutes, while ARPU was 205 Mexican pesos.

As for TMM’s financial results it must be taken into account that a year-over-year comparison of first half results is distorted by the consolidation of the Pegaso Telecomunicaciones Group by the full integration method from September 2002.

Revenue was 136 million euros in the second quarter 2003, an increase of 4.1% in local currency vs. the previous quarter, boosted by total customer growth. Increased commercial activity, together with the costs associated with the launch of the new Telefónica Movistar brand, led to higher operating losses in the second quarter 2003 (-12.2 million euros) than in the previous one.

Argentina

The reversal in the trend of the Argentine mobile market has taken place in the second quarter 2003. After nearly a year of contraction the first signs of growth are starting to be seen, with an estimated increase in mobile subscribers of approximately 2%. In this context, TCP’s active customers totalled 1.6 million, with a year-over-year decrease of 3% and a 4% rise vs. first quarter 2003. TCP remains in second position in the market.

In this new market scenario, TCP has carried out a number of marketing initiatives aimed at increasing gross adds, which grew 25% vs. first quarter 2003 and stand at more than twice in first half 2003 figures vs. the same period 2002. Thus, net adds in the second quarter 2003 exceeded 61,000. Churn evolution must also be highlighted, approaching levels recorded in Spain.

As for traffic, total minutes in the second quarter 2003 rose by 4% year over year despite the average customer base being 5% smaller than in the latter period, and 8% vs. first half 2002. This performance, together with higher interconnection revenues from mobile to mobile traffic and the price increases carried out in 2002, led to year-over-year growth in ARPU in local currency of 35.4%.

Regarding financial results, EBITDA growth in euros must be strongly highlighted, standing 38,5% above first half 2002 figures, despite the slight decline in revenues in euro terms and the negative impact from exchange rates.

In local currency, TCP’s EBITDA in the first half 2003, registered year-over-year growth of 89.0%, with a margin of 31% (22% margin in June 2002). This increase derives from TCP’s operating revenue growth in local currency during the first six months of this year (+32% vs. the same period 2002), boosted by the increase in traffic and ARPU, as well as the continuation of initiatives aimed at improving operating efficiency.

Perú

Telefónica Móviles Perú ended June 2003 with 1.3 million active customers, with year-over-year growth of 10.5% and maintaining its stable market leadership position, with an estimated market share of over 52%. After the normalization of the customer base in the first quarter 2003, the net adds trend has recovered in this quarter, boosted by the “Semana Movistar” commercial campaign in May and tighter control over churn. As a result, Telefónica Móviles Perú was market leader in terms of customer acquisition in the first half 2003.

The company’s commercial strategy, focused on customer retention through loyalty plans and handset upgrades, resulted in another quarter of growth in the contract segment, with a 14% increase vs. first half 2002, increasing its weighting over the customer base to 22.1% (21.5% at June 2002).

As regards results, Telefónica Móviles Perú operating revenues, in local currency, showed a slight increase vs. the same period 2002, due mainly to growth in service revenue in both segments, offset by lower interconnection revenues. EBITDA recorded year-over-year growth in local currency of 12.2%, thanks to the cost rationalisation and control policy maintained throughout the first half 2003, with a significant reduction in SAC. Higher growth in EBITDA compared to revenues leads to a 3.5 p.p. increase in the EBITDA margin vs. first half 2002, to the current 37%.

Chile

Telefónica Móvil, the subsidiary of Telefónica CTC Chile managed by Telefónica Móviles, had 1.9 million active customers at the end of June 2003, vs. 1.7 million year over year (+13.7%). In the first half 2003, net adds were over 95.000 customers, with strong growth in the last three months. As regards results, the EBITDA margin was 33%, 2 percentage points higher than in the first half 2002.

Guatemala and El Salvador

The total customer base managed by Telefónica Móviles' operators in Guatemala and El Salvador at the end of the second quarter 2003 was 358,526 active customers (125.571 in Guatemala and 232.955 in El Salvador), practically stable vs the same period last year.

As regards results, there was a significant improvement in the second quarter 2003 compared to the previous quarter, with EBITDA of 9.8 million euros vs. 3.5 million euros. As a result, cumulative EBITDA margin stood at 16.4% vs. 8.8% in the first quarter 2003. Positive cash flow generation (EBITDA-Capex), amounting to 8.4 million euros in the first half of this year, must also be highlighted.

Telefónica Móviles Group
Selected Operating Data

Unaudited figures	(Thousands)
	CELLULAR CUSTOMERS
	June 2003	% Chg. 03/02	Weighted (1)
T Móviles España	18,877.2	7.1	18,877.2
Brasilcel	17,520.8	190.3	5,600.5
TCP Argentina	1,608.1	(3.2)	1,574.8
T Móviles Perú	1,303.8	10.5	1,277.5
TEM El Salvador	233.0	3.2	210.3
TEM Guatemala	125.6	(3.8)	125.6
NewCom Wireless Puerto Rico (2)	179.9	(4.3)	(0.0)
Telefónica Móviles México	2,538.8	98.2	2,335.9
Medi Telecom	1,762.6	33.4	552.4
Telefónica Móvil Chile (3)	1,944.4	13.7	(0.0)
Total Managed (4)	46,094.0	47.0	30,554.4

(1) Number of lines weighted for the Telefónica Móviles Group´s stake in each company.
(2) Managed by TEM.
(3) Managed by TEM and part-owned by the Telefónica Group.
(4) After halting UMTS operations in Europe, for comparison purposes, those costumers are not included in 2002.

Telefónica Móviles España
Selected Operating Data

Unaudited figures	(Thousands)
	January - June		% Chg. 03/02
	2003	2002
Cellular subscribers	18,877.2	17,623.6	7.1
Contract	7,113.0	5,801.9	22.6
Prepaid	11,764.0	11,821.7	(0.5)
Subscribers net adds in year to date (1)	465.1	830.1	(44.0)
Contract	638.0	502.4	27.0
Prepaid	(172.9)	327.7	c.s.
Total airtime minutes (millions) (1)	17,788.0	14,997.0	18.6
SMS (millions)	4,412.0	3,928.0	12.3
Employees (units)	4,357.0	4,385.0	(0.6)

(1) January-June accumulated data.

Telefónica Móviles Group: Participated Companies
Selected Operating Data

Unaudited figures	(Thousands)
	January - June (1)
	2003	2002	% Chg.
Spain and Mediterranean area customers	20,639.6	18,904.3	9.2
Contract	7,245.1	6,058.3	19.6
Prepaid	13,394.5	12,846.0	4.3
Latin America customers (2)	23,330.1	10,513.8	121.9
Contract	5,838.0	3,148.9	85.4
Prepaid	17,492.1	7,365.0	137.5
Total airtime minutes (millions) (3)	29,148.7	20,777.3	40.3

(1) Includes total customers from all operators in which Telefónica Móviles holds an economic participation.
(2) In June 2003 Brasilcel costumers, the Joint Venture with Portugal Telecom in Brazil (from May 2003, TCO is also incorporated), and Pegaso Telecomunicaciones Group are included. Chile and Puerto Rico are excluded.
(3) January-June cumulative air minutes of TEM fully consolidated companies.

Telefónica Móviles Group
Selected Financial Data

Unaudited figures	(Euros in millions)
	January - June		% Chg. 03/02
	2003	2002
Telefónica Móviles España
Operating revenues	3,469.6	3,217.6	7.8
EBITDA	1,875.9	1,657.5	13.2
EBITDA margin	54.1%	51.5%	2.6 p.p.
Brazilian Companies (1)
Operating revenues	585.3	694.4	(15.7)
EBITDA	217.3	273.1	(20.4)
EBITDA margin	37.1%	39.3%	(2.2) p.p.
Telefónica Móviles México (2)
Operating revenues	266.0	196.5	35.3
EBITDA	(16.7)	25.1	c.s.
EBITDA margin	(6.3%)	12.8%	(19.1) p.p.
TCP Argentina
Operating revenues	105.3	108.8	(3.2)
EBITDA	32.6	23.6	38.5
EBITDA margin	31.0%	21.7%	9.3 p.p.
Telefónica Móviles Perú
Operating revenues	121.3	145.2	(16.4)
EBITDA	44.4	48.1	(7.7)
EBITDA margin	36.6%	33.1%	3.5 p.p.
T. Móviles Guatemala and El Salvador
Operating revenues	81.1	98.8	(17.9)
EBITDA	13.3	20.5	(35.3)
EBITDA margin	16.4%	20.8%	(4.4) p.p.

(1) In June 2003 includes the full integration figures for Brasilcel, the Joint Venture with Portugal Telecom (from May 2003 TCO is incorporated), and in 2002 the figures from TeleSudeste Celular, TeleLeste Celular and CRT Celular.
(2) Due to the consolidation of Telefónica Móviles México financial statements after the integration of the northern Mexican operators and Pegaso Telecomunicaciones Group, 2002 and 2003 figures are after intragroup adjustments between these operators. The annual change is affected by the global consolidation of Grupo Pegaso Telecomunicaciones from September 2002.

Telefónica Móviles Group
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - June			April - June
	2003	2002	% Chg.	2003	2002	% Chg.
Operating revenues	4,635.9	4,516.7	2.6	2,506.2	2,255.1	11.1
Operating expenses	(2,525.6)	(2,706.5)	(6.7)	(1,373.6)	(1,320.7)	4.0
Other net operating income (expense)	16.7	54.2	(69.2)	1.3	13.4	(90.3)
EBITDA	2,127.0	1,864.4	14.1	1,133.8	947.7	19.6
Depreciation and amortization	(724.8)	(673.3)	7.7	(367.5)	(332.5)	10.5
Operating profit	1,402.2	1,191.1	17.7	766.4	615.3	24.6
Profit from associated companies	(47.7)	(65.7)	(27.4)	(24.1)	(32.2)	(25.2)
Financial net income (expense)	(157.0)	(205.2)	(23.5)	(78.1)	(127.3)	(38.6)
Amortization of goodwill	(46.5)	(40.8)	13.9	(25.5)	(20.2)	25.8
Extraordinary net income (expense)	6.0	(4,909.2)	c.s.	1.0	(4,904.5)	c.s.
Income before taxes	1,156.9	(4,029.8)	c.s.	639.7	(4,469.0)	c.s.
Income taxes	(388.9)	(343.9)	13.1	(217.7)	(175.0)	24.4
Net income before minority interests	768.0	(4,373.7)	c.s.	422.0	(4,644.0)	c.s.
Minority interests	10.8	40.5	(73.2)	(2.1)	24.1	c.s.
Net income	778.9	(4,333.3)	c.s.	419.8	(4,619.9)	c.s.

Mobile Business of Telefónica Group
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - June			April - June
	2003	2002	% Chg.	2003	2002	% Chg.
Operating revenues	4,782.8	4,677.1	2.3	2,582.8	2,328.3	10.9
Internal expend capitalized in fixed assets (1)	40.3	49.9	(19.1)	21.3	27.1	(21.5)
Operating expenses	(2,611.2)	(2,765.8)	(5.6)	(1,416.3)	(1,354.4)	4.6
Other net operating income (expense)	(37.0)	(48.5)	(23.9)	(29.3)	(29.3)	0.2
EBITDA	2,175.0	1,912.6	13.7	1,158.5	971.7	19.2
Depreciation and amortization	(764.3)	(710.1)	7.6	(388.4)	(349.4)	11.2
Operating profit	1,410.7	1,202.5	17.3	770.1	622.3	23.8
Profit from associated companies	(47.7)	(65.7)	(27.4)	(24.1)	(32.2)	(25.2)
Financial net income (expense)	(174.2)	(231.6)	(24.8)	(86.6)	(139.1)	(37.7)
Amortization of goodwill	(52.9)	(48.5)	9.0	(28.7)	(23.8)	20.6
Extraordinary net income (expense)	6.0	(4,910.2)	c.s.	0.6	(4,904.7)	c.s.
Income before taxes	1,141.8	(4,053.5)	c.s.	631.3	(4,477.5)	c.s.
Income taxes	(385.2)	(341.5)	12.8	(216.0)	(174.1)	24.1
Net income before minority interests	756.6	(4,395.0)	c.s.	415.2	(4,651.6)	c.s.
Minority interests	17.3	52.5	(67.1)	1.6	28.4	(94.2)
Net income	773.9	(4,342.5)	c.s.	416.9	(4,623.2)	c.s.

(1) Including work in process

DATA, SOLUTIONS, AND INTERNATIONAL SERVICES BUSINESS

TELEFÓNICA DATA GROUP, TELEFÓNICA SOLUCIONES AND TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES

Operating revenues of the consolidated group Telefónica Data, Telefónica Soluciones and Telefónica International Wholesale Services for the first half of 2003 amounted to 863.4 million euros, 6.5% less than in the same period of 2002. The main reasons for this variation were the changes in the consolidation perimeter and the devaluation of the main Latin American currencies. Without these two effects, revenues would have grown by approximately 13%. Taking into account the same perimeter, the increase in revenues would have been 3.6%.

The consolidation of Atlanet by the equity method in Telefónica Data in the first half of 2003, when in the same period of 2002 it was consolidated by the global integration method, together with the effective inclusion of the Telefónica Mobile Solutions results within the consolidation perimeter of Telefónica Soluciones from April 2003, were the main factors contributing to the change in the company's perimeter with respect to the previous year.

Consolidated EBITDA amounted to 126.7 million euros in the first half of 2003, compared with 9.2 million euros in the first half of 2002. The EBITDA margin for the first six months of 2003 amounted to 14.7%, 13.7 percentage points higher than in the first half of 2002.

With an aggregate CAPEX figure at June 30, 2003 of 49.7 million euros, the operating cash flow generated (EBITDA-Capex) amounted to 77.1 million euros as compared with the –124.2 million euros for the same period in 2002.

TELEFÓNICA DATA GROUP

The Telefónica Data Group continued to place particular emphasis on the profitable growth of its revenues and on improving the efficiency and profitability of its operations. In this respect, mention should be made of the overall growth of EBITDA in both Spain and Latin America, maintaining a positive, rising profile of operating cash flow generation (EBITDA-Capex) in all the geographical regions covered by the Telefónica Data Group.

Operating revenues of the Telefónica Data Group for the first half of 2003 amounted to 786.8 million euros, 9.6% less than in the same period of 2002. Excluding the Atlanet revenues for 2002 and on the basis of a constant exchange rate, revenues would have increased by approximately 11%. Taking into account the same perimeter (excluding Atlanet in 2002), the increase in revenues would have been 1.0%.

The main driver of this business is the provision of connectivity to corporate customers by means of Virtual Private Network and Internet Access services, which together are responsible for generating 88% of the operating revenues of this line. It is also particularly noteworthy the strong generation of IP traffic from broadband end customers of the fixed line telephony operators of the Telefónica Group.

As a result of the efforts made to improve profitability, aggregate EBITDA amounted to 132.0 million euros in the first half of 2003, compared with 59.2 million euros generated in the same period of 2002. The EBITDA margin of 16.8% implies an improvement of 10 percentage points versus the same figure from the previous year. Taking into account the same perimeter (excluding Atlanet in 2002) and if the effects of the variation in exchange rates in Latin America were eliminated, there would have been a 6.0 percentage point improvement in the EBITDA margin. The Group's improved capacity to generate operating cash flow was enhanced by the 45.9% reduction in its investment spending with respect to the first half of 2002, down to 42.2 million euros, thereby achieving a Capex/Revenues ratio of 5.3%.

Spain

Operating revenues for the first half of 2003 amounted to 401.3 million euros, an increase of 7.8% on those of the same period in 2002. This growth had its basis in the Corporate Communications and Internet business, which accounted for 94.7% of total revenues and registered an increase of 8.5% on the same period of the previous year.

In accordance with the Telefónica Data Group's mission to meet the needs of Business customers and its strategy of conducting the integrated management of its communication necesities, mention should be made of the signing in the first half year of 2003 of important contracts for the outsourcing of integrated communications with major customers such as Banesto, Banco Sabadell, La Caixa, Bankinter, Banco Atlántico, Caja España, etc.

Similarly noteworthy is the fact that Telefónica Data España is efficiently managing the process of controlled migration to ADSL technology of Virtual Private Networks based on traditional access technologies, maintaining revenues generated by connection stable.

In turn, EBITDA amounted to 112.3 million euros, giving a margin over revenues of 28.0% in the first half of 2003. This represents growth of 35.2% and an increase in the margin of 5.7 percentage points over the first six months of 2002. This improvement in EBITDA is the result of the increase in revenues mentioned earlier and of the sustained policy of ongoing improvement in operating efficiency.

With an aggregate Capex figure of 23.2 million euros as of June, 2003, the operating cash flow generated (EBITDA-Capex) amounted to 89.1 million euros, representing an increase of 25.9% with respect to the same period of 2002.

Latin America

In the incumbent markets of Latin America the favorable trend of previous quarters continued with significant progress in both revenues in local currency and in operating profitability, thereby maintaining a positive operating cash flow.

In the first half of 2003, operating revenues in Argentina, Brazil, Chile and Peru amounted to 160.9 million euros, 12.9% less than in the same period of 2002. Disregarding exchange rate effects, this revenue figure would have increased 24% on that of the same period in 2002, driven by Telefónica Data Brasil, with an increase in its local currency revenues of 29.0%, and an EBITDA margin of 14.8% from the figure of 9.0% in the first half of 2002. The Capex/Revenues ratio in Brazil, at 7.8%, is the highest among the operators of Telefónica Data in Incumbent Latin America, and reflects the capture of growth opportunities in the region, linked to the process of expansion of Telefónica Group operations outside the area of São Paulo.

It is also important to highlight the positive progress made by Telefónica Data Argentina, whose local currency revenues recorded growth of 38.1% with respect to the same period of the previous year, thereby achieving an EBITDA margin of 17.7%, which is a reflection of the company's efficient management of the effect that the devaluation of the peso in relation to the dollar had on contracts with customers and suppliers denominated in dollars.

In turn, the EBITDA of the Telefónica Data Group in Incumbent Latin America rose to 29.5 million euros, up by 38.1% with respect to the same period of the previous year, representing an improvement in the EBITDA margin of 6.8 percentage points, up to 18.4%.

In countries on the American continent where Telefónica Data Group operates as a newcomer, operating revenues totaled 30.3 million euros, 40.1% above those generated in the same period of 2002. EBITDA generated during the period, in spite of still being negative by 7.7 million euros, represented an improvement of more than 60 percentage points in terms of margin over revenues versus the previous year.

Europe

Telefonica Deutschland, present in the markets of Germany and the United Kingdom, generated operating revenues of 197.6 million euros in the first half of 2003, a decrease of 4.3% with respect to those of the first half of 2002, due primarily to the drop in revenues from narrowband services that were still not being offset by the growth in the broadband business.

With regard to customers, Telefonica Deutschland won a number of important contracts in the first half of 2003, particularly noteworthy among which were those with Microsoft Germany, already in service in narrowband access, contributing an estimated volume of more than 4,000 million minutes per year, Tiscali in broadband access, and Hermes with a VPN-IP network of 70-80 points which may subsequently be joined by 400 subsidiaries. The value of the contracts awarded to date amounts to 62 million euros, and they are expected to give rise to additional revenues in 2003 of 43 million euros.

The EBITDA generated during the first half of 2003 amounted to 4.5 million euros, 55,2% less than in the same period of 2002, reaching an EBITDA margin of 2.3%.

TELEFÓNICA SOLUCIONES

The process of restructuring and integrating the Telefónica Group companies on which this new line of business has been set up was completed during the first six months of 2003, which means that it will now be possible to focus management on the development of solutions with higher added value for Business customers.

Among the most significant projects for which contracts were signed in the first half of 2003, particularly worth highlighting are the development and maintenance of the control tower intercommunication system and messenger systems for AENA (Spanish Airports & Air Navigation), the maintenance of an internal military network for the Spanish Ministry of Defense, the maintenance of the IP network for Telefónica de España and support for the radio planning for Pegaso Comunicaciones Sistemas in Mexico.

The results of the Solutions line include those of Telefónica Mobile Solutions with effect from April 1, 2003. Thus, operating revenues amounted to 55.5 million euros in the first half of 2003, 12.3% lower than in the same period of 2002. EBITDA for the period amounted to -7.0 million euros although this figure represented an improvement of 46.3% on that of the same period in 2002, thanks to the efforts made to rationalize structural costs.

TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES

Operating revenues amounted to 63.7 million euros in the first half of 2003, which was 17.3% higher than in the same period of 2002. This good performance is primarily due to the increase in IP International sales, concentrated geographically in Spain and Brazil.

Operating expenses were 29.7% lower than in the same period of 2002, continuing the downward trend resulting from the expenditure reduction policy initiated last year. Another contributing factor was the possibility of reaching favorable agreements for the exchange of traffic between operators on the basis of the increased volume handled by the Telefónica Group.

EBITDA went from -33.8 million euros in the first half of 2002 to 1.8 million euros in the first half of 2003, reflecting a trend that it is hoped will be consolidated in the second half of the year.

In relation to the international voice business of the Telefónica Group, managed by Telefónica International Wholesale Services, wich is consolidated within each individual fixed telephony operator finantial accounts, it is important to highlight the growth of more than 12% in incoming international traffic to our countries during the first half year compared with the same period in 2002. The management of Telefónica International Wholesale Services is offering the Group an important reduction in international termination costs in other countries, making it possible to increase the competitiveness of Telefónica's retail and wholesale offerings and helping to compensate for the difficult competitive scenario.

Telefónica Data Group
Selected Financial Data

Unaudited figures	(Euros in millions)
	January-June
	2003	2002	% Chg
Telefónica Data España
Operating revenues	401.3	372.4	7.8
EBITDA	112.3	83.1	35.2
EBITDA margin	28.0%	22.3%	5.7 p.p.
Telefónica Data in Latin America Incumbent Market (1)
Operating revenues	160.9	184.7	(12.9)
EBITDA	29.5	21.4	38.1
EBITDA margin	18.4%	11.6%	6.8 p.p.
Telefónica Deutschland (2)
Operating revenues	197.6	206.4	(4.3)
EBITDA	4.5	10.0	(55.2)
EBITDA margin	2.3%	4.8%	(2.6) p.p.
Telefónica Data in Latin America Expanding Market (3)
Operating revenues	30.3	21.6	40.1
EBITDA	(7.7)	(19.6)	(60.7)
EBITDA margin	(25.5%)	(90.8%)	65.3 p.p.

Telefónica Data Group
Operating revenues	786.8	870.3	(9.6)
EBITDA	132.0	59.2	122.9
EBITDA margin	16.8%	6.8%	10.0 p.p.

(1) Brazil, Argentina, Peru and Chile
(2) Germany and United Kingdom
(3) Mexico, USA and Colombia. For 2002, Uruguay is also included.

Data, Solutions and International Services Business
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - June			April - June
	2003	2002	% Chg.	2003	2002	% Chg.
Operating revenues	863.4	923.1	(6.5)	453.8	457.8	(0.9)
Internal expend capitalized in fixed assets (1)	5.1	6.3	(18.4)	5.1	2.8	82.2
Operating expenses	(742.1)	(907.4)	(18.2)	(390.5)	(447.3)	(12.7)
Other net operating income (expense)	0.2	(12.8)	c.s.	0.2	(5.9)	c.s.
EBITDA	126.7	9.2	n.s.	68.5	7.4	n.s.
Depreciation and amortization	(121.2)	(159.7)	(24.1)	(61.2)	(79.3)	(22.8)
Operating profit	5.5	(150.5)	c.s.	7.3	(71.9)	c.s.
Profit from associated companies	(1.6)	(14.7)	(88.9)	(0.9)	(9.2)	(90.4)
Financial net income (expense)	(25.5)	(95.2)	(73.2)	(11.4)	(43.9)	(73.9)
Amortization of goodwill	(24.8)	(45.5)	(45.5)	(12.3)	(25.1)	(51.1)
Extraordinary net income (expense)	(4.0)	(701.1)	(99.4)	(0.4)	(695.5)	(99.9)
Income before taxes	(50.4)	(1,007.0)	(95.0)	(17.7)	(845.6)	(97.9)
Income taxes	(11.0)	76.2	c.s.	(3.4)	42.8	c.s.
Net income before minority interests	(61.4)	(930.8)	(93.4)	(21.1)	(802.8)	(97.4)
Minority interests	(2.8)	35.9	c.s.	(1.3)	21.1	c.s.
Net income	(64.3)	(894.9)	(92.8)	(22.4)	(781.8)	(97.1)

(1) Including work in process

MEDIA AND CONTENT BUSINESS

ADMIRA MEDIA GROUP

The Admira Media Group obtained consolidated revenues of 781.7 million euros in the first half of 2003, compared with the 478.7 million euros in the same period of the previous year. This was mainly due to the change in the consolidation perimeter of Antena 3 (which consolidates using the global integration method) and to the year-on-year improvement in the business of Endemol and ATCO. Similarly, the Group's consolidated EBITDA amounted to 127.2 million euros, up from the 60.7 million euros of the first half of 2002.

The information about Antena 3 and its subsidiaries has been limited due to IPO process of the Company, referred to the agreement of Annual Shareholders Meeting of Telefónica held on April 11th, 2003, for not to interfere in such process and avoid activities that could be considered against information disclosure of the process, previous to the compulsory filings to the regulatory body.

TELEFÓNICA DE CONTENIDOS

Endemol

The Endemol Group generated revenues of 399.0 million euros, which was 6.9% more than in the first six months of 2002. By geographical region, this growth took place primarily in the European markets, where there was a combined year-on-year increase of 15%. The main factor contributing to this positive performance was the consolidation of the production agreements with the leading open TV broadcasting companies of each country (RTL Group, TF1, Mediaset, etc.), for whom Endemol is a primary content provider, together with the constant creation of new formats and, as we have mentioned in previous quarters, the new multi-platform concept, giving rise to other revenues in addition to the audiovisual production business (merchandising, telephone calls, text messaging, content marketing on the Internet, etc.).

In EBITDA terms, the Endemol Group registered 72.6 million euros in the first six months of 2003, 5.4% more than in the same period of the previous year. Also noteworthy is the fact that the EBITDA margin for the first half of 2003 (18.2%) remained similar to that of the same period of 2002.

Vía Digital

The integration of Vía Digital with Sogecable was complete at the end of the first half of 2003. The final stake of Telefónica in Sogecable is 22.23%, although its voting rights are limited to 16.38%, the same percentage as the company's other two primary shareholders (Prisa Group and Canal+ Group).

Vía Digital had 709,090 customers at the end of the first half of 2003. It had obtained revenues of 138.4 million euros, which was 48.2% less than in the first half of 2002. This decrease was due not only to the smaller customer base resulting from the process of the ongoing process of improvement in the quality of the portfolio and the fact that there was no promotional activity during the period, but also to the inclusion in 2002 of revenues from sales to the Quiero TV platform, which is now in the process of liquidation. Thanks to the cost containment policy implemented by the company, EBITDA at the end of the first six months of 2003 was negative by 85.8 million euros, representing an improvement of 30.1% on the same period of 2002.

CORPORACIÓN ADMIRA MEDIA

ATCO

During the first six months of 2003 the advertising market in the Capital and Gran Buenos Aires areas, which serve as a benchmark for the whole country, recorded growth of approximately 104% with respect to the same period of 2002. During the first half of the year ATCO consolidated its leadership in audience share by achieving a share of 32.7%, against the 30.0% of its main competitor. This good performance in terms of audience share was also reflected in the 40.7% share of the advertising market achieved in the Capital and Gran Buenos Aires areas, an increase of 6.4 percentage points on the same period of the previous year, and 4.0 percentage points more than the company's main competitor.

This led to a significant improvement in operating results in the first half of 2003, with revenues of 101.1 million pesos, 73.0% higher than the figure for the same period of the previous year, and a positive EBITDA of 8.8 million pesos, as compared with the loss of 26.1 million pesos recorded in the first half of 2002.

Admira Media Group
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - June			April - June
	2003	2002	% Chg.	2003	2002	% Chg.
Operating revenues	781.7	478.7	63.3	409.5	260.9	57.0
Internal expend capitalized in fixed assets (1)	0.0	0.3	n.s.	0.0	0.1	n.s
Operating expenses	(670.4)	(424.1)	58.1	(328.1)	(210.8)	55.6
Other net operating income (expense)	15.8	5.7	176.1	9.1	3.8	140.7
EBITDA	127.2	60.7	109.7	90.5	53.9	68.0
Depreciation and amortization	(32.1)	(34.1)	(5.6)	(17.5)	(18.3)	(4.4)
Operating profit	95.1	26.6	257.2	73.0	35.6	105.1
Profit from associated companies	(58.7)	(116.4)	(49.6)	(31.6)	(51.2)	(38.3)
Antena 3 TV (2)	-	(9.3)	n.d.	-	(9.2)	n.d.
Vía Digital	(55.4)	(66.6)	(16.8)	(27.8)	(35.2)	(21.0)
Others	(3.3)	(40.5)	(91.9)	(3.8)	(6.8)	(44.1)
Financial net income (expense)	(21.7)	(74.6)	(70.9)	(10.8)	(37.5)	(71.2)
Amortization of goodwill	(41.5)	(45.5)	(8.6)	(21.5)	(23.4)	(8.1)
Extraordinary net income (expense)	(44.9)	(192.3)	(76.6)	(30.8)	(148.9)	(79.3)
Income before taxes	(71.8)	(402.1)	(82.1)	(21.6)	(225.3)	(90.4)
Income taxes	(9.6)	97.9	c.s.	(22.6)	53.6	c.s.
Net income before minority interests	(81.5)	(304.2)	(73.2)	(44.2)	(171.7)	(74.2)
Minority interests	(3.9)	(1.4)	176.5	(7.9)	0.4	c.s.
Net income	(85.4)	(305.6)	(72.1)	(52.1)	(171.3)	(69.6)

(1) Including work in process.
(2) Antena 3, and its subsidiary Onda Cero, is consolidated by the full consolidation method from the first quarter of 2003.
Note: For the presentation of these figures, the results individually obtained by both Telefónica de Contenidos and Admira Media Corporation for the Antena 3 TV transmission to Telefónica S.A. are not included. These results will be materialized with the effective de-consolidation of Antena 3 TV.

INTERNET BUSINESS

TERRA LYCOS GROUP

In the first half year of 2003, the performance of Terra Lycos was affected by the negative impact of exchange rates. In this context and in line with the previous quarter, the company continued to promote its policy of focusing on subscription and value-added services, offsetting partially the aforementioned effect.

This approach has led to an increase in the company's paying customer base, with the resulting increase in subscription revenues that contributed countering partially the fall in revenues from online advertising and e-commerce.

In the first six months of 2003, Terra Lycos obtained operating revenues of 252.8 million euros, 21.1% less than in the same period of 2002. However, had the same exchange rates as those prevailing in the first half of 2002 been applied, the company would have had total revenues in the order of 320 million euros, a figure similar to that obtained a year earlier. The revenues from the alliance with Telefónica amounted to 43.5 million euros (57.5 million euros in constant terms).

The company's different business areas continued to make positive progress, especially the line of communication, portal and content services (+194.7%). However there was still no recovery of the line relating to online advertising and e-commerce (-61.7%). Access subscriptions now account for 40.5% of Terra Lycos total revenues; online advertising and e-commerce account for 23.6% (a decrease of 51% in constant euros with respect to the first half of 2002); communication and portal services 24.4%; and other revenues, the remaining 11.5%.

By country, Spain and Brazil are the countries that accounted for the highest percentages of revenues, at 33.1% and 28.3% respectively. The contribution from the United States fell to 17.8%, compared with 42.8% in the first half of 2002. The end of the agreement with Bertelsmann was the main reason for this fall. The remaining 20.8% related to the rest of the countries in which Terra operates. As for the revenues obtained from the agreement with Telefónica, most of them have been originated from services provided in Spain and Latin America.

EBITDA for the first six months of 2003 stood at -36.6 million euros, representing an EBITDA margin of -14.5%. This signified an improvement of 12 percentage points on the first half of the year 2002, as a result of the improvement in revenue quality.

The company's focus on paying customers enabled it to achieve a total of 3.6 million subscribers in the first half of 2003, representing an increase of 59.1% on the same period of 2002. The significant increase in ADSL access customers during the first half of 2003 (58.8% up on the first six months of 2002) raised the total figure for this service to 1.5 million customers, of whom nearly one third (477,428) are broadband customers and the remaining 1.0 million are dial-up access customers.

The rest of the paying customer base totaled 2.1 million customers who had signed up for OBP (Open, Basic, Premium) products consisting of either communication or portal products (OBPs + CSPs). The sharp increase in customers of OBP products has meant that the volume of revenues from these products has risen over the last year to 61.9 million euros (21.0 million euros in the first half of 2002).

In addition, the first half of 2003 ended with a cash position amounting to 1,642 million euros.

As in previous quarters, Terra Lycos continued to focus efforts on establishing new strategic agreements and on improving its products and services, as well as on its policy for the launch of OBP products. Among the initiatives for the period, particular mention should be made of the following: the launch by Terra España of a new service, "Terra Diagnosticador", a free tool that enables users to perform diagnostics on their computer to identify possible problems in their e-mail and Internet services; the offer by the financial site Quote.com of integrated trading as a result of the new agreement reached with CyberTrader, as well as the launch of a new version of Qcharts; the launch of “Lycos Shopping Search”, which combines Lycos search technology with that of BizRate.com, thereby enabling consumers to compare and buy from among millions of products, via thousands of online stores; the joint launch by Terra España and Telefónica of "Mundo ADSL", designed to cover a broad range of communication, education and leisure needs tailored to fit individual customer requirements; the distribution agreement reached with Walt Disney to provide Disney Connection broadband services to the broadband customers of Terra Lycos, which will become the first ISP in the world to launch Disney Connection; or the launch of the “HotBot Quick-Search Deskbar”, one of the most powerful search tools in existence, among others.

Terra-Lycos Group
Selected Operating Data

Unaudited figures	(Thousands)
	June
	2003	2002	% Chg
Total Pay Subscribers	3,610.1	2,268.8	59.1
Access	1,522.3	1,349.1	12.8
Narrowband	1,044.9	1,048.3	(0.3)
Broadband	477.4	300.7	58.8
OBP (CSP/Portal)	2,087.8	919.7	127.0
Broadband Access Subscribers by Country	477.4	300.7	58.8
Spain	135.3	122.7	10.2
Latin-America	342.2	178.0	92.2
Employees (units)	2,285.0	2,853.0	(19.9)

Terra-Lycos Group
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - June			April - June
	2003	2002	% Chg.	2003	2002	% Chg.
Operating revenues	252.8	320.5	(21.1)	138.3	161.0	(14.1)
Internal expend capitalized in fixed assets (1)	0.6	0.6	(0.9)	0.4	0.3	52.1
Operating expenses	(286.2)	(392.7)	(27.1)	(154.1)	(191.8)	(19.7)
Other net operating income (expense)	(3.8)	(13.2)	(71.3)	(1.7)	(7.8)	(78.6)
EBITDA	(36.6)	(84.8)	(56.8)	(17.1)	(38.3)	(55.5)
Depreciation and amortization	(37.5)	(76.6)	(51.1)	(18.0)	(36.2)	(50.2)
Operating profit	(74.1)	(161.4)	(54.1)	(35.1)	(74.6)	(52.9)
Profit from associated companies	(8.6)	(39.1)	(78.0)	2.6	(18.1)	c.s.
Financial net income (expense)	21.4	33.7	(36.5)	9.1	19.3	(52.6)
Amortization of goodwill	(42.2)	(128.9)	(67.3)	(22.0)	(63.2)	(65.1)
Extraordinary net income (expense)	5.8	(2.9)	c.s.	3.3	(1.6)	c.s.
Income before taxes	(97.7)	(298.6)	(67.3)	(42.2)	(138.2)	(69.5)
Income taxes	(0.2)	62.3	c.s.	(0.0)	32.2	c.s.
Net income before minority interests	(97.9)	(236.3)	(58.6)	(42.2)	(105.9)	(60.2)
Minority interests	0.0	2.8	n.s.	(0.0)	2.2	c.s.
Net income	(97.9)	(233.5)	(58.1)	(42.2)	(103.7)	(59.3)

(1) Including work in process

DIRECTORIES BUSINESS

TELEFÓNICA’S DIRECTORIES BUSINESS

During the first half of 2003 the TPI Group’s operating revenues increased by 0.8% to 192.5 million euros, despite the negative performance of exchange rates in Latin America. The Group's EBITDA amounted to 42.5 million euros, 39.6% higher than the figure for the same period of 2002. Net income rose 57.0% to 20.6 million euros. These results are explained by:

  The progress made by TPI España, whose advertising revenues rose by 7.0% to 126.6 million euros. Moreover, and mainly due to the 11888 commercial launch, the revenues coming from telephony traffic has been more than ten times fold those of the previous year, reaching 6.6 million euros.

  The good results obtained by the third printed edition of GuiaMais Sao Paulo, with an organic growth rate of 17.0% in local currency. In the same way, the negative EBITDA of TPI Brasil has been reduced by 53.7%, reaching a final figure of –3.8 million euros in local currency.

  The good performance of advertising revenues at the Chilean subsidiary (Publiguias), which in local currency rose by 15.6%.

  The increase in total revenues at TPI Peru (6.1% in local currency), and the significant improvement in EBITDA, which in turn rose by 15.4% in local currency.

Once again it is important to remember that the seasonal nature of revenues, due to accounting criteria in place once each guide was actually published, make it so that the quarterly results are not comparable or standardized, nor can they be extrapolated to year end.

TPI España, that includes the revenues of Goodman Business Press, contributed 73.9% of the Group's revenues, and made a positive contribution to the Group's EBITDA of 39.4 million euros (92.7% of total). TPI España revenues rose by 11.9% to 142.3 million euros, triggered mainly by the organic growth of 5.6% and 11.4% experienced by the Yellow Pages and the White Pages directories, respectively, as well as by the publication of additional eleven Yellow Pages directories and two more White Pages directories in comparison with the same period in the previous year. In addition, it should be highlighted the strong performance achieved by the telephony traffic product (6.6 million euros), that registered year-on-year growth of 919.6%.

Latin America represents the remaining 26.1% of revenues and contributed 3.2 million euros to the Group's consolidated EBITDA, compared to negative EBITDA of –6.1 million euros for the first half of 2002.

Finally, the directories business of the Telefónica Group, which includes the Argentinean company Telinver, recorded a decline in revenues of 0.5% compared with the same period last year, reaching 195.7 million euros, due primarily to the depreciation of the Argentinean peso in the period. EBITDA amounted to 42.8 million euros, representing a year-on-year growth rate of 40.2%.

TPI - Paginas Amarillas Group
Operating figures in Spain

Unaudited figures
	January - June
	2003	2002	% Chg
Books Published
Yellow Pages*	40	29
White Pages	26	24

(Euros in million)
Revenue Breakdown (1)	141.3	125.6	12.5
Advertising	126.6	118.3	7.0
Publishing	112.1	105.1	6.7
Yellow Pages	87.4	85.4	2.3
White Pages	24.7	19.6	25.9
Internet	12.1	11.4	5.5
Operator Assisted Yellow Pages	1.9	1.8	6.8
Others	0.5	(0.0)	n.s.
Telephony Traffic	6.6	0.6	919.6
Operator	6.9	5.7	20.5
Others	1.2	0.9	30.6

* Includes a breakdown by residential/business services.
(1) TPI España includes the revenues both from Telefónica Publicidad e Información S.A. and 11888 Servicio de Consulta Telefónica S.A.U. Goodman Business Press not included.

TPI-Páginas Amarillas Group
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - June			April - June
	2003	2002	% Chg.	2003	2002	% Chg.
Operating revenues	192.5	191.0	0.8	125.9	128.1	(1.7)
Operating expenses	(150.0)	(160.5)	(6.5)	(94.1)	(105.2)	(10.5)
EBITDA	42.5	30.5	39.6	31.8	22.9	38.6
Depreciation and amortization	(12.4)	(14.2)	(12.6)	(6.2)	(7.3)	(15.2)
Operating profit	30.1	16.2	85.4	25.6	15.6	63.6
Profit from associated companies	(0.7)	(0.7)	0.5	(0.2)	(0.4)	(62.7)
Financial net income (expense)	(1.7)	(5.8)	(70.2)	(0.7)	(3.4)	(79.5)
Amortization of goodwill	(1.5)	(1.5)	(1.3)	(0.8)	(0.8)	(1.3)
Consolidation adjustments	0.6	0.7	(19.7)	0.2	0.4	(63.4)
Extraordinary net income (expense)	(0.1)	(0.2)	(50.8)	0.3	(0.3)	c.s.
Income before taxes	26.6	8.7	205.6	24.3	11.2	116.6
Income taxes	(11.5)	(8.1)	42.0	(10.8)	(9.8)	10.1
Net income before minority interests	15.1	0.6	n.s	13.5	1.4	n.s.
Minority interests	5.6	12.6	(55.6)	3.9	9.3	(58.3)
Net income	20.6	13.1	57.0	17.4	10.7	62.6

Directories Business of Telefónica Group
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - June			April - June
	2003	2002	% Chg.	2003	2002	% Chg.
Operating revenues	195.7	196.7	(0.5)	129.0	128.7	0.2
Internal expend capitalized in fixed assets (1)	(0.0)	(0.0)	n.s.	(0.0)	(0.0)	n.s.
Operating expenses	(141.9)	(152.4)	(6.9)	(89.6)	(96.2)	(6.9)
Other net operating income (expense)	(10.9)	(13.7)	(20.2)	(6.6)	(8.9)	(25.9)
EBITDA	42.8	30.6	40.2	32.8	23.6	38.7
Depreciation and amortization	(12.9)	(15.2)	(15.4)	(6.4)	(7.8)	(17.7)
Operating profit	30.0	15.3	95.3	26.4	15.9	66.4
Profit from associated companies	(0.7)	(0.7)	0.5	(0.2)	(0.4)	(62.7)
Financial net income (expense)	(4.3)	(4.9)	(12.8)	(1.8)	1.5	c.s.
Amortization of goodwill	(1.0)	(0.8)	14.4	(0.7)	(0.4)	106.3
Extraordinary net income (expense)	(0.4)	(0.5)	(26.2)	(0.0)	(0.5)	(97.8)
Income before taxes	23.7	8.4	181.6	23.7	16.1	46.6
Income taxes	(11.5)	(8.1)	42.0	(10.8)	(9.8)	10.1
Net income before minority interests	12.1	0.3	n.s.	12.9	6.3	102.9
Minority interests	5.5	12.6	(56.3)	3.8	9.3	(58.6)
Net income	17.6	12.9	37.1	16.7	15.6	7.1

(1) Including work in process.

CONTACT CENTER BUSINESS

ATENTO

During the second quarter of 2003 the Atento Group continued to consolidate its position as a leading provider of contact center services to the Spanish and Portuguese speaking markets, focusing its efforts on strategic sectors and customers with the aim of achieving the maximum profitability of its operations. In this respect, the Group's 70% stake in Atento Japan was sold to the local partner Pasona on June 16, 2003, since after two years' activity no significant market penetration had been achieved.

Atento Group operating revenues for the first half of 2003 amounted to 241.9 million euros, 22.5% less than in the same period of 2002. This variation was the result of both the exchange rate effect, which was responsible for a drop of more than 20 percentage points, and of the decrease in activity and the reduction in prices.

Customers outside the Telefónica Group continued to make a similar contribution to total revenues as in June of the previous year. With respect to the geographical distribution of revenues, Spain and Brazil continued to be the countries contributing the highest volume of revenues (70.9%), although this percentage has fallen by almost 6 percentage points over the past year as a result of the increased contribution of other countries such as Mexico, Venezuela and Colombia.

Operating expenses for the first half of the year amounted to 218.1 million euros, 25.3% less than in the same period of 2002 (-8.8% less in constant euros), due to the optimization of resources and the adjustments made to the platform resizing in response to the fall in demand. This cost containment was reflected in the main lines of operating expenses: supplies (-36.9%), subcontracts (-28.6%) and personnel expenses (-22.7%).

As a result, EBITDA for the period January-June 2003 stood at 25.3 million euros, 57.8% higher than the figure for January-June 2002 (127,5% excluding the forex effect). At 10.5%, the aggregate EBITDA margin through June 2003 registered a 5.4 percentage point improvement on the figure for June 2002, driven by the increase in margins mainly in Colombia, Mexico, Central America and Venezuela. It should be pointed out, however, that this double-digit margin has enabled the Company to gain a place among the leaders of the sector, both in the United States and in Europe.

There was a 92.3% -98.0% in constant currency- improvement in the operating profit for the first half year compared with the same period of 2002 (a loss of 2.1 million euros against an aggregate loss of 27.9 million euros in June 2002) due to the 37.5% decrease in amortization and depreciation, as a result of the degree of maturity achieved in operations and the decrease in capex.

At operating level, the Atento Group had 24,640 positions in place at the end of the second quarter of 2003, as compared with 25,558 as of March 31, 2003 and 28,037 at the end of June 2002. This decline in the number of positions in place is due to the closure of centers primarily in Spain and Brazil with the aim of maximizing the return on installed capacity and increasing occupation, together with the closure of business in Japan.

The number of occupied positions as of June 30, 2003, was 17,264, representing a level of occupation of 76%, a decrease of 7 percentage points from June 30, 2002, largely as a result of the decline in traffic in Spain due to the liberalization of the telephone information service. The revenue per occupied position in the first six months of 2003 amounted to 2,255 euros, 11.4% less than in the same period of 2002 as a result of the depreciation of Latin American currencies in the period.

Finally, Capex as of June 30, 2003, amounted to 6.5 million euros, 41.3% less than in the first six months of 2002, in line with the Group's policy of platform optimization and cost reduction.

Atento Group
Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - June			April - June
	2003	2002	% Chg.	2003	2002	% Chg.
Operating revenues	241.9	312.0	(22.5)	119.4	155.6	(23.3)
Operating expenses	(218.1)	(292.0)	(25.3)	(109.1)	(146.1)	(25.3)
Other net operating income (expense)	1.6	(4.0)	c.s.	1.4	(3.9)	c.s.
EBITDA	25.3	16.1	57.8	11.7	5.7	107.1
Depreciation and amortization	(27.5)	(43.9)	(37.5)	(13.6)	(20.6)	(33.9)
Operating profit	(2.1)	(27.9)	(92.3)	(1.9)	(14.9)	(87.2)
Financial net income (expense)	(17.1)	(45.7)	(62.5)	(8.7)	(28.4)	(69.5)
Amortization of goodwill	(3.5)	(4.4)	(19.3)	(1.7)	(2.1)	(19.7)
Extraordinary net income (expense)	1.2	(2.9)	c.s.	0.8	(1.7)	c.s.
Income before taxes	(21.6)	(80.7)	(73.3)	(11.5)	(47.2)	(75.7)
Income taxes	6.8	13.9	(50.9)	3.1	7.9	(61.3)
Net income before minority interests	(14.8)	(66.9)	(77.9)	(8.4)	(39.3)	(78.6)
Minority interests	(0.1)	0.7	c.s.	(0.1)	0.3	c.s.
Net income	(14.9)	(66.2)	(77.6)	(8.5)	(39.0)	(78.2)

COMPANIES INCLUDED IN EACH FINANCIAL STATEMENT

Based on what was indicated at the start of this report, the results breakdown of Telefónica Group are detailed according to the business in which the Group has a presence. The main differences between this view and the one that would apply to what had been made clear adhering to the legal structure, are the following:

  Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V. and Antena 3 de Televisión, S.A., which belong to Admira Media Group. Furthermore, the investment in Telefónica Deutschland (previously Mediaways), participated through a part of the year 2002 by Telefónica S.A., has been included in that fiscal year results of Telefónica Data Group for the maintenance of the presentation of the Group results according to a vision of business lines.

  Telefónica Holding Argentina, S.A. holds 26.82% of Atlántida de Comunicaciones, S.A. (ATCO) and 26.82% of AC Inversora, S.A. which, for those purposes, are considered belong to Admira Media Group, consolidating 100% share capital of both companies.

  In the case of Compañia de Telecomunicaciones de Chile, S.A. (CTC), participated by Telefónica Latinoamérica, the activities of the mobile telephony business in Chile has already been assigned to Telefónica Móviles, and the activity of data transmission to Telefónica Data.

  The activities of the data business in Brazil, participated by Telecomunicaciones Sao Paulo, S.A. -Telesp-, (dependent to Telefónica Latinoamérica), and by Telefónica Data, have been assigned to Telefónica Data in this presentation by business lines.

  In the case of Telefónica de Argentina (TASA), participated by Telefónica Latinoamérica, the directories business (Telinver) has been assigned to the TPI Group, in line with our vision for the total Telefónica´s directories business.

  Following the agreement during the months of December 2001 and February 2002 with Iberdrola S.A., Telefónica S.A. acquired several participations in both fixed and cellular companies in Brazil. These participations were included in the year 2002 in the fixed line business in Latinoamérica and cellular business until its definitive contribution to them, according to the presentation of Telefónica results by global business lines.

KEY HOLDINGS OF THE TELEFÓNICA GROUP AND ITS SUBSIDIARIES

Telefónica, S.A.

% PART.
TELEFONICA DE ESPAÑA	100.00%
TELEFONICA MOVILES	92.44%
TELEFONICA DATA GLOBAL	100.00%
TELEFONICA LATINOAMERICA	100.00%
TPI	59.90%
TERRA LYCOS	38.95%
TELEFONICA DE CONTENIDOS	100.00%
CORPORACIÓN ADMIRA MEDIA	100.00%
EMERGIA	100.00%
ATENTO	100.00%

Telefónica Móviles, S.A.

% PART.
TELEFONICA MOVILES ESPAÑA	100.00%
BRASILCEL (1)	50.00%
TCP ARGENTINA	97.93%
TEM PERU	97.97%
T. MOVILES MEXICO (2)	92.00%
TEM EL SALVADOR	90.26%
TEM GUATEMALA	100.00%
GROUP 3G (GERMANY)	57.20%
IPSE 2000 (ITALY)	45.59%
3G MOBILE (AUSTRIA)	100.00%
3G MOBILE AG (SWITZERLAND)	100.00%
MEDI TELECOM (MOROCCO)	31.34%
TERRA MOBILE	100.00%
MOBIPAY ESPAÑA	13.33%
MOBIPAY INTERNACIONAL	36.00%
T. MOV. APLIC. Y SOLUCIONES (CHILE)	100.00%

(1) Joint Venture which consolidated TeleSudeste Celular, Celular CRT, TeleLeste Celular and Telesp Celular Participaçoes. From May 2003, Telesp Celular Participaçoes includes the stake acquired in TeleCentro Oeste.
(2) Company which consolidated the North Mexican operators (Norcel, Bajacel, Movitel y Cedetel) and Grupo Pegaso PCS.

Telefónica Data Global

% PART.
TELEFONICA DATA ESPAÑA	100.00%
TELEFONICA SISTEMAS	100.00%
TELEFONICA DATA MEXICO	100.00%
TELEFONICA DATA COLOMBIA	65.00%
TELEFONICA EMPRESAS BRASIL	100.00%
TELEFONICA DATOS DE VENEZUELA	100.00%
TELEFONICA DATA PERU	97.07%
TELEFONICA DATA ARGENTINA	97.92%
TELEFONICA DATA CANADA	100.00%
TELEFONICA DATA USA	100.00%
KATALYX ESPAÑA	100.00%
TIWS (1)	100.00%
ATLANET	34.00%
FACTORIA DE CONTENIDOS DIGITALES (ART MEDIA)	100.00%
TELEFÓNICA MOBILE SOLUTIONS	100.00%
TELEFONICA DEUTSCHLAND	100.00%

Telefónica Publicidad e Información (TPI)

% PART.
GOODMAN BUSINESS PRESS	100.00%
TPI INTERNACIONAL	100.00%
PUBLIGUÍAS (CHILE)	51.00%
TPI BRASIL	100.00%
TPI PERU	100.00%
11888 SERVICIOS CONSULTA TELEFONICA	100.00%
BUILDNET	97.59%

Telefónica Latinoamérica

% PART.
TELESP	87.35%
TELEFONICA DEL PERU	97.15%
TELEFONICA ARGENTINA	98.03%
TLD	98.00%
TELEFONICA CTC CHILE	43.64%
INFONET SERVICES CORPORATION	14.47%
CAN TELÉFONOS VENEZUELA (CANTV)	6.92%

Grupo Admira Media

% PART.
ANTENA 3 TV	34.14%
TELEFE	100.00%
ENDEMOL	99.47%
PATAGONIK FILM GROUP	30.00%
LOLA FILMS	70.00%
TORNEOS Y COMPETENCIAS	20.00%
SERVICIOS DE TELEDISTRIBUCIÓN	100.00%
RODVEN	51.00%
EUROLEAGUE	70.00%
AUDIOVISUAL SPORT	40.00%
TELEFONICA SPORT	100.00%
VIA DIGITAL	96.64%
TELEFONICA SERVICIOS AUDIOVISUALES	100.00%
PEARSON	4.85%
MEDIA PARK	7.40%
TICK TACK TICKET	47.50%
HISPASAT	13.23%

Terra Lycos

% PART.
LYCOS, INC	100.00%
TERRA NETWORKS PERU	99.99%
TERRA NETWORKS MEXICO	99.99%
TERRA NETWORKS USA	100.00%
TERRA NETWORKS GUATEMALA	100.00%
TERRA NETWORKS EL SALVADOR	99.99%
TERRA NETWORKS VENEZUELA	100.00%
TERRA NETWORKS BRASIL	100.00%
TERRA NETWORKS ARGENTINA	100.00%
TERRA NETWORKS ESPAÑA	100.00%
TERRA NETWORKS CHILE	100.00%
TERRA NETWORKS MAROCS	100.00%
TERRA NETWORKS HONDURAS	99.99%
TERRA NETWORKS COSTA RICA	99.99%
TERRA NETWORKS NICARAGUA	99.99%
TERRA NETWORKS CARIBE	99.98%
TERRA NETWORKS COLOMBIA	68.30%
IFIGENIA PLUS	100.00%
EDUCATERRA	100.00%
A TU HORA	50.00%
AZELER AUTOMOCION	50.00%
R.U.M.B.O.	50.00%
UNOe BANK	33.00%
ONE TRAVEL .COM	52.07%
AREMATE.COM	29.50%

Grupo Atento

% PART.
ATENTO TELESERVICIOS ESPAÑA, S.A.	100.00%
ATENTO BRASIL, S.A.	100.00%
ATENTO DE GUATEMALA, S.A.	100.00%
ATENTO MEXICANA	100.00%
ATENTO PERÚ, S.A.C.	100.00%
ATENTO CHILE, S.A.	83.08%
ATENTO MAROC, S.A.	100.00%
ATENTO EL SALVADOR, S.A. DE C.V.	100.00%

SIGNIFICANT EVENTS

  On July 25, 2003, Telefónica S.A. notified the Spanish National Securities Market Commission (CNMV) that it was willing to waive the condition of a 75% minimum acceptance level to which its public offer for the acquisition of Terra Networks shares was subject, taking into consideration that the response received will be sufficient to develop the business project pursued through the takeover bid. The mandatory application (and related draft prospectus thereof) of the offer was filed with the Spanish securities regulator (Comisión Nacional del Mercado de Valores) on May 28, 2003.

According to the information released by the CNMV, Telefónica obtained 33.6% of the shares of Terra Networks it did not already own, guaranteeing it the ownership of 71.97% of the company’s equity capital.

The aforementioned Offer is structured as a purchase in cash, 5.25 euros being paid for each share of Terra Networks, S.A.

  During July, 2003, Telefónica Móviles México has incorporated the Mexican towns and cities of Ensenada, Nuevo Laredo, Mexicali, Chihuahua, Reynosa, Cuernavaca, Toluca, Monclova, Matamoros and Saltillo into its GSM network. Consequently, the company’s GSM network now has a potential market of over 35 million customers in 15 cities.

  On July 23, 2003, Telefónica´s Board of Directors approved to propose to the Annual General Meeting of Shareholders corresponding to the fiscal year 2003, the payment of a dividend of 0.4 euros per share. The intention is to maintain this same dividend for fiscal years 2004 and 2005. Also, the company announced not to renounce to the reductions of the share capital via cancellation of own shares held as treasury stock if such reductions are deemed appropiate.

  On July 3, 2003, Telefónica S.A. made the first of the two cash payments approved at the General Shareholders’ Meeting as extraordinary distribution to shareholders of the additional paid-in Capital Reserve, of 0.13 euros per share. The second payment will be made on 15 October.

  On July 2, 2003, Telefónica de Contenidos S.A.U., subscribed the increase in share capital of Sogecable, S.A., whose Prospectus was approved and entered in the registers of the Spanish National Securities and Market Commission on July 1st, 2003. The subscription was effected by the contribution of its entire participation in DTS, Distribuidora de Televisión Digital S.A. (Via Digital). The remaining shareholders of the latter company also subscribed the aforementioned capital increase. Telefónica de Contenidos S.A.U. will in consequence, subject to the relevant registration and stock exchange procedures, will receive shares representing 22.227% of the share capital of Sogecable, S.A.

  On June 24, 2003, Telefónica de España, the subsidiary of the Telefónica Group that is responsible for the fixed telephony business in Spain, presented union representatives with a proposal for the negotiation of a Streamlining Social Plan (Plan de Regulación de Empleo) that guarantees the necessary competitiveness of the company in the new telecommunications market environment.

The proposal put forward would be implemented over the next five years (2003/2007) and could lead to around 15,000 voluntary redundancies, at no cost to the Social Security System. The Social Plan contemplates procedures for the functional and geographical adaptation of the workforce that remains with the company, together with training programmes to cover the new professional profiles demanded by the environment.

  On June 18, 2003, Telefónica Móviles, S.A., paid to their shareholders its first dividend of 0.175 euros per share. This dividend was charged against voluntary reserves.

  On May 28, 2003, the Board of Directors of Telefónica, S.A., resolved to execute the resolution adopted by the company’s shareholders in their Annual General Meeting of April 11th, 2003 regarding a capital reduction by the cancellation of own shares recorded as treasury stock.

The Board of Directors therefore declared 101,140,640 of the own shares of Telefónica, S.A. to be cancelled, reducing the company’s share capital by the sum of 101,140,640 euros. This share capital reduction is being charged to reserves, and does not involve the return of contributions as the company itself is the owner of the cancelled shares, and the purpose of the operation is to cancel own shares held as treasury stock.

CHANGES TO THE PERIMETER AND ACCOUNTING CRITERIA OF CONSOLIDATION

In the six months period ending 30 June 2003, the following changes have occurred in the consolidation perimeter:

TELEFÓNICA

  Telefónica Group, acquired in January 2003, 19,532,625 shares of Antena 3 de Televisión, S.A. from Banco Santander Hispano, S.A. for 117.65 million euros, representing 11.72% of the share capital. After this transaction, Telefónica Group reached a 59.24% stake in the capital of Antena 3 T.V.

In June, the disposal of a 25.1% holding in the capital stock of Antena 3 de Televisión, S.A. to Planeta Group took place for 364 million euros. This sale is subject to the resolutory condition of the shares of Antena 3 de Televisión being admitted to listing on the Spanish securities market. As a result of this, the Company, which in the first six months of 2003 was integrated using the full integration method, was passed to account in the consolidated balance sheet of Telefónica Group using the equity method.

  In January, the Mexican company Fisatel Mexico, S.A. de C.V. was incorporated with an initial share capital of 5 million Mexican pesos, comprising 500 shares of 100 mexican pesos each. Later, the company increased capital by 4.95 million mexican pesos. Telefónica Group subscribed all of the shares that made up the capital of the new company. The company was incorporated at its acquisition cost because its activity had not begun.

  In April and May, respectively, Telefónica Capital, S.A., a wholly-owned subsidiary of Telefónica, S.A., set up a collective investment institution management company called Fonditel Gestión, Sociedad Gestora de Instituciones de Inversión Colectiva, S.A. and a brokerage company called Fonditel Valores, Agencia de Valores, S.A., subscribing to the total number of shares that make up the capital stock of both companies and paying in 1.5 million euros and 3 million euros, respectively. Both companies have been included in the consolidation perimeter of Telefónica Group using the full integration method.

  In January, Telefónica, S.A., acquired 376,000 shares in its subsidiary Telefónica Móviles, S.A. for the sum of 2.43 million euros. Following this purchase, the new percentage shareholding of Telefónica Group in its subsidiary is 92.44%. The company continues to be included in the consolidation perimeter of Telefónica Group using the full integration method.

  All the capital stock of Playa de Madrid, S.A., participated by Telefónica, S.A. has been sold. This company, which in 2002 was integrated in the Telefónica Group financial statements using the full integration method, has been removed from the consolidation perimeter.

  The companies Pléyade Argentina, S.A., Pléyade Perú Corredores de Seguros, S.A.C., TGP Brasil Corretora de Seguros e Resseguros, Ltda. and Pléyade México, Agente de Seguros y de Fianzas, S.A. de C.V., which are all subsidiaries of Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. have all been incorporated in the Telefónica Group financial statements using the full integration method.

  Telefónica Ingeniería de Seguridad, S.A., a wholly-owned subsidiary of the Telefónica Group, took part in setting up the company Telefónica Ingeniería de Seguridad México, S.A. de C.V., by subscribing to and paying in 0.34 million euros relating to 65% of the new company's capital stock. The company has been included in the financial statements of Telefónica Group using the full integration method.

TELEFÓNICA DE ESPAÑA GROUP

  Telefónica Cable, S.A. a wholly owned subsidiary of Telefónica de España, S.A., has taken oven three of its local operator companies: Telefónica Cable Madrid, S.A., Telefónica Cable Ceuta, S.A. and Telefónica Cable Melilla, S.A. The three companies have been removed from the consolidation perimeter of the Telefónica Group.

  Acquisition of 17% of the capital stock of Telefónica Cable Extremadura, S.A., for 0.10 million euros. With this purchase, Telefónica Group becomes the owner of 100% of the aforementioned company's capital stock. The company continues to be included in the consolidation perimeter of Telefónica Group using the full integration method.

TELEFÓNICA INTERNACIONAL GROUP

  As a result of the cancellation by US-based Infonet Services Corporation of its own shares, Telefónica International Group has increased its holding in the company from 14.32% to 14.47%. The company continues to be included in the financial statements of Telefónica Group using the equity method

TELEFÓNICA MÓVILES GROUP

  On April 25, 2003, Telesp Celular Participações, S.A., acquired 77,256,410,396 ON common shares in Tele Centro Oeste Participações, S.A., for 1,505.5 million Brazilian reales. The number of shares purchased represents 61.10% of total ON common shares and 20.37% of the total capital stock of Tele Centro Oeste Participações, S.A. This company is integrated in the consolidated financial statements of Brasilcel, which in turn are incorporated in the Telefónica Group using the proportioned integration method.

  Telefónica Móviles, S.A. has purchased 20% of the Spanish company Terra Mobile, S.A., from Terra Networks, S.A., bringing its shareholding in the company to 100% of the capital stock. The percentage effectively held by the Telefónica Group in this company has increased from 81.66% to 92.44%. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

TELEFÓNICA DATA GROUP

  The U.S. companies Katalyx Food Service, Llc; Katalyx Sip, Llc; Katalyx Cataloguing, Inc; and Katalyx Construction, Inc; all of them 100% subsidiaries of the company Katalyx, Inc, and included in the subgroup Telefónica Soluciones, were liquidated. These companies, which in 2002 were integrated into the consolidation perimeter of Telefónica Group using the full consolidation method, have caused a drop in the perimeter.

  Telefónica Data Colombia, S.A. increased its capital share in May in order to admit a new shareholder. As a result, the Telefónica Group percentage of p fell from 100% to 65%, generating a dilution gain of 1.95 million euros. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

  Telefónica Sistemas, S.A., a wholly owned subsidiary of Telefónica Datacorp, S.A., the Group's parent company, purchased 100% of the Spanish company Telefónica Mobile Solutions, S.A. from Telefónica Móviles, S.A. in June for 1.13 million euros. As a result of this transaction, the Telefónica Group's effective shareholding rose from 92.43% to 100%. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

  The subsidiary Telefónica Data Argentina, S.A., in which Telefónica Datacorp, S.A. owns a 97.92% shareholding, bought 20% of the Argentinean company Tyssa, Telecomunicaciones y Sistemas, S.A., which was owned by the Telefónica Internacional Group. As a result, Telefónica Data Argentina now controls 100% of Tyssa's shares. Following this transaction, the Telefónica Group's effective shareholding in this company fell from 98.34% to 97.92%. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

TELEFÓNICA DE CONTENIDOS GROUP

  Telefónica de Contenidos, S.A. sold 100% of the Spanish company Famosos, Artistas, Músicos y Actores, S.A.U. (FAMA), which caused a negative result for Telefónica Group of 1.06 million euros. The company, which in 2002 was shown in the consolidated financial statements of Telefónica Group using the full consolidation method, caused a drop in the consolidation perimeter.

  The Dutch company Fieldy, B.V. and the American company Líderes Entertainment Group, Inc, in which Telefónica de Contenidos holds 51% and 49% of the capital, respectively, based on management criteria, went on to be recorded in the accounts of Telefónica Group at their acquisition cost.

  As part of the process of integration of Vía Digital and Sogecable, S.A., in the first half of 2003, Telefónica de Contenidos, S.A. acquired shares representing 12.63% of the capital share of Distribuidora de Televisión Digital, S.A. (Vía Digital). The shares came from a number of shareholders and the purchase price was 165.6 million euros. Likewise, there was a process to convert obligations into shares for the sum of 164.3 million euros and a subsequent capital increase for the sum of 949.84 million euros. As a result of these transactions, Telefónica de Contenidos' shareholding in Vía Digital prior to its merger with Sogecable amounted to 96.64%. These acquisitions carried out in the year have been registered like long term investments, in compliance with the commitments entered into, they were intended for subsequent contribution to Sogecable, S.A.

TERRA LYCOS GROUP

  The subsidiaries Terra Networks Uruguay, S.A., Terra Global Management, Inc., Bumeran Participaciones, S.L. and Emplaza, S.A., the first two wholly-owned, the third 84.2%-owned and the fourth 80%-owned by Terra Group, which in 2002 were consolidated using the full integration method, have been removed from the consolidation perimeter of the Telefónica Group because they are in the process of being dissolved.

  The Terra Group has increased by 13% its holding in the capital stock of the US company One Travel.com, Inc. to 52.07%, in a transaction involving the disbursement of 2.73 million euros. The company, which in 2002 was integrated in the Telefónica Group financial statements using the equity method, is now incorporated using the full integration method.

  In January 2003, an agreement was reached with BBVA for the integration of Uno-e Bank, S.A. in the branch of activity of consumer business of Finanzia, Banco de Crédito, S.A. Subsequently, at an extraordinary shareholders' meeting of Uno-e Bank, S.A. (held on April 23, 2003), Terra Networks, S.A. and BBVA approved a capital increase at Uno-e Bank, S.A., which was fully subscribed by Finanzia Banco de Crédito, S.A. (wholly-owned by BBVA) by means of the non-cash contribution of the branch of activity of its consumer business. As a result of this transaction, Terra Networks, S.A. now owns a 33% shareholding in Uno-e Bank, S.A., instead of the 49% that it owned at the end of 2002, leaving from the consolidation perimeter of the Telefónica Group.

TPI GROUP

  Telefónica Publicidad e Información, S.A. formed the Spanish company 11888 Servicios Consulta Telefónica, S.A., by incorporating and paying in full the initial share capital, 60,000 euros. The new company was included in the Telefónica Group consolidated financial statements using the full consolidation method.

ATENTO GROUP

  In May, Atento Teleservicios España, S.A. subscribed to and paid in the entire capital share of the newly formed company Atento Servicios Técnicos y Consultoría, S.L., consisting of 3,006 shares of 1-euro face value each. The company has been included in the consolidation perimeter of the Telefónica Group using the full integration method.

  Atento North America, Inc., a company wholly owned by Atento Holding, Inc., is no longer included in the consolidation perimeter of the Telefónica Group because it has been liquidated.

  Atento Teleservicios España, S.A. has taken over its wholly owned subsidiary, Gestión de Servicios de Emergencia y Atención al Ciudadano, S.A., which has therefore been removed from the consolidation perimeter.

  In June, Atento Holding, Inc., the Atento Group's parent company, disposed of 70% of the shares it owned in Atento Pasona, Inc. This company, which in 2002 was consolidated using the full integration method, has been removed from the consolidation perimeter.

.

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator

For additional information, please contact.

Investor Relations
Gran Vía, 28 Tel: +34 91 584 4700
28013 Madrid (Spain) Fax: +37 91 531 9975
Email:

ezequiel.nieto@telefonica.es www.telefonica.com/ir

dmaus@telefonica.es

dgarcia@telefonica.es

[1] Operating and other expenses

[2] That figure includes the Capex related to Telefónica Móviles Group (exclude Telefónica Móvil Chile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 29th, 2003	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer